Exhibit 99.1

Ecopetrol S. A.

Interim Unconsolidated Financial Statements

For the six-month periods ended June 30, 2014 and 2013

(unaudited) and the year ended December 31, 2013.

ECOPETROL S. A.

Unconsolidated Balance Sheets

As at June 30, 2014 (unaudited) and December 31, 2013

(Expressed in millions of Colombian pesos)

	June 30,	December 31,
	2014	2013
Assets

Current assets:
Cash and cash equivalents (notes 2 and 3)	$3,952,429	3,901,277
Investments (notes 2 and 4)	3,910,192	1,469,255
Accounts and notes receivable, net (notes 2 and 5)	6,181,314	6,347,082
Inventories, net (note 6)	2,532,926	2,560,491
Advances and deposits (notes 2 and 7)	5,973,623	7,396,275
Prepaid expenses (note 8)	95,644	70,001
Total current assets	22,646,128	21,744,381

Long term assets:
Investments (notes 2 and 4)	37,903,965	35,218,103
Accounts and notes receivable, net (note 5)	1,622,517	1,594,709
Advances and deposits (notes 2 and 7)	378,950	398,788
Deposits held in trust (note 9)	322,061	314,395
Property, plant and equipment, net (note 10)	18,427,939	20,286,196
Natural and environmental resources, net (note 11)	21,073,298	18,650,690
Deferred charges (note 12)	1,943,218	2,387,512
Other assets (notes 2 and 13)	2,452,989	2,689,882
Valuations	10,772,882	10,756,572
Total assets	$117,543,947	114,041,228

Liabilities and Shareholders' Equity

Current liabilities:
Financial obligations (notes 2 and 14)	315,704	342,410
Accounts payable and related parties (notes 2 and 15)	16,518,774	8,337,525
Taxes, contributions and duties payable (note 16)	3,838,962	7,934,093
Labor and pension liabilities (note 17)	247,304	226,658
Estimated liabilities and provisions (notes 2 and 18)	1,740,111	1,722,243
Total current liabilities	22,660,855	18,562,929

Long term liabilities:
Financial obligations (notes 2 and 14)	15,762,796	11,977,888
Labor and pension liabilities (note 17)	4,430,862	4,277,832
Estimated liabilities and provisions (note 18)	4,935,280	4,914,864
Other long-term liabilities (note 19)	2,373,638	2,513,190
Total liabilities	50,163,431	42,246,703

Shareholders' Equity
(Note 20 and see attached unconsolidated statement)	67,380,516	71,794,525
Total liabilities and Shareholders' Equity	$117,543,947	114,041,228

Memorandum accounts (note 21) :
Debtors	$149,866,076	132,941,485
Creditors	$(100,909,559)	(97,287,957)

The accompanying notes are an integral part of the Unconsolidated Financial Statements

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ECOPETROL S. A.

Unconsolidated Statements

of Financial, Economic, Social and Environmental Activities

For the six-month periods ended June 30, 2014 and 2013 (unaudited)

(Expressed in millions of Colombian pesos, except for net income per share which is expressed in Colombian pesos)

	June	June
	2014	2013

Revenues (note 22):
Domestic sales	$12,332,086	10,270,225
Foreign sales	18,386,210	19,824,291
Total revenues	30,718,296	30,094,516

Cost of sales (note 23)	19,870,592	18,159,318
Gross margin	10,847,704	11,935,198

Operating expenses (note 24):
Administration	321,977	325,111
Operation and projects	1,812,100	1,557,706
Operating income	8,713,627	10,052,381

Non-operating income (expenses):
Financial income, net (note 25)	35,153	67,238
Pension expenses (notes 17 and 26)	(275,420)	(314,908)
Other income, (note 27)	39,244	190,259
Results from subsidiaries, net (note 28)	757,638	433,188
Income before income tax	9,270,242	10,428,158

Income tax (note 16)
Income tax provision	3,196,568	3,678,669

Net income for the period	$6,073,674	6,749,489

Net income per share	$147.72	164.15

The accompanying notes are an integral part of the Unconsolidated Financial Statements

3

ECOPETROL S. A.

Unconsolidated Statement of Changes in Shareholders´ Equity

For the six-month periods ended June 30, 2014 and 2013 (unaudited)

(Expressed in million of Colombian pesos, except for the dividend per share which is expressed in Colombian pesos)

							Public
	Subscribed	Additional	Legal and	Incorporated	Equity		Accounting	Accumulated	Total
	and paid-in	paid-in	other	institutional	method	Valuation	regime	retained	shareholders'
	capital	capital	reserves	equity	surplus	surplus	effect	earnings	equity

Balance as at December 31, 2012	$10,279,175	6,954,247	12,292,735	174,080	3,923,892	16,677,664	(16,231)	14,972,950	65,258,512
Distribution of dividends ($291 per share)	-	-	-	-	-	-	-	(11,964,959)	(11,964,959)
Additional paid-in capital receivable	-	10	-	-	-	-	-	-	10
Valuation surplus	-	-	-	-	-	(6,408,320)	-	-	(6,408,320)
Appreciation of property, plant and equipment	-	-	-	-	-	-	1,141	-	1,141
Regulatory Decre 2336/95 reserve appropriation	-	-	215,407	-	-	-	-	(215,407)	-
Release of the Regulatory Decree 2336/95 reserve for the previous year	-	-	(1,829,362)	-	-	-	-	1,829,362	-
Corporate Group unrealized gain reserve appropriation	-	-	3,461,741	-	-	-	-	(3,461,741)	-
New explorations reserve appropriation	-	-	2,595,112	-	-	-	-	(2,595,112)	-
Investment projects implementation reserve appropriation	-	-	2,628,878	-	-	-	-	(2,628,878)	-
Infill drilling campaign reserve appropriation	-	-	1,260,000	-	-	-	-	(1,260,000)	-
Release of the Corporate Group´s reserves for unrealized gains from previous years	-	-	(2,595,112)	-	-	-	-	2,595,112	-
Release of the transportation infrastructure integrity strengthening reserve	-	-	(605,135)	-	-	-	-	605,135	-
Release of the Corporate Group´s reserves for unrealized gains	-	-	(2,123,538)	-	-	-	-	2,123,538	-
Equity method surplus exchange rate adjustment	-	-	-	-	909,944	-	-	-	909,944
Foreign subsidiary conversion adjustment	-	-	-	-	5,930,751	-	-	-	5,930,751
Net income for the period	-	-	-	-	-	-	-	6,749,489	6,749,489
Balance as at June 30, 2013	10,279,175	6,954,257	15,300,726	174,080	10,764,587	10,269,344	(15,090)	6,749,489	60,476,568

Balance as at December 31, 2013	$10,279,175	6,954,374	15,300,726	174,307	14,991,252	10,756,572	(14,867)	13,352,986	71,794,525
Distribution of dividends ($260 per share)	-	-	-	-	-	-	-	(10,690,342)	(10,690,342)
Additional paid-in capital receivable	-	39	-	-	-	-	-	-	39
Additional paid-in capital - called in guarantees	-	43	-	-	-	-	-	-	43
Valuation surplus	-	-	-	-	-	16,310	-	-	16,310
Property, plant and equipment revaluation	-	-	-	-	-	-	424	-	424
Release of Regulatory Decree 2336/95 reserves previous year	-	-	(215,407)	-	-	-	-	215,407	-
Corporate Group unrealized reserves appropriation previous years	-	-	3,169,024	-	-	-	-	(3,169,024)	-
Corporate Group unrealized reserves appropriation 2013 year	-	-	2,159,429	-	-	-	-	(2,159,429)	-
Appropriation of reserves for new explorations	-	-	3,855,112	-	-	-	-	(3,855,112)	-
Appropriation of reserves for future investments	-	-	3,619,229	-	-	-	-	(3,619,229)	-
Regulatory Decre 2336/95 reserve appropriation	-	-	20,989	-	-	-	-	(20,989)	-
Release for new explorations	-	-	(2,595,112)	-	-	-	-	2,595,112	-
Release of reserve for investment projects	-	-	(2,628,878)	-	-	-	-	2,628,878	-
Release of the Corporate Group´s unrealized reserves previous years	-	-	(3,461,741)	-	-	-	-	3,461,741	-
Release for drilling infill campaign	-	-	(1,260,000)	-	-	-	-	1,260,000	-
Equity method capital surplus exchange rate adjustment	-	-	-	-	(418,135)	-	-	-	(418,135)
Equity method capital surplus	-	-	-	-	603,978	-	-	-	603,978
Net income for the period	-	-	-	-	-	-	-	6,073,674	6,073,674
Balance as at June 30, 2014	$10,279,175	6,954,456	17,963,371	174,307	15,177,095	10,772,882	(14,443)	6,073,673	67,380,516

The accompanying notes are an integral part of the Unconsolidated Financial Statements

4

ECOPETROL S. A.

Unconsolidated Statements of Cash Flows

For the six-month periods ended June 30, 2014 and 2013 (unaudited)

(Expressed in millons of Colombian pesos)

	June	June
	2014	2013

Cash flows from operating activities:
Net income for the period	$6,073,674	6,749,489
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income tax and CREE, net	-	65,863
Property, plant and equipment depreciation	649,869	650,829
Exchange (gain) loss	(195,502)	(48,877)
Amortizations	1,983,079	1,920,055
Allowances	300,272	408,955
Recovery of allowances	(107,313)	(65,610)
Property, plant and equipment write-off	-	11,450
Natural and environmental resource write-off	-	19,438
(Profit) loss in investments valuation	(1,164)	5,530
(Profit) loss in equity method	(757,638)	(433,189)
Net changes in asset and liabilities:
Accounts and notes receivable	1,744,024	(1,760,955)
Inventories	(31,128)	15,927
Deferred charges and other assets	524,545	(106,660)
Accounts payable and related parties	186,602	372,846
Taxes payable	(4,175,783)	(3,419,931)
Labor obligations	23,327	(153,784)
Estimated liabilities and provisions	(134,970)	171,861
Other long-term liabilities	(139,553)	(67,001)
Net cash provided by operating activities	5,942,341	4,336,236

Cash flows from investing activities:
Payment and advance for companies capitalization	(14,769)	(121,223)
Increase in investments	(6,456,443)	(5,355,770)
Redemption and sale of investments	1,594,427	7,918,723
Dividends received	670,381	48,820
Investment in natural and environmental resources	(2,880,410)	(1,863,039)
Additions to property, plant and equipment	(239,749)	(997,722)
Proceeds from sale of natural resources	-	100,790
Proceeds from sale of property, plant and equipment	-	2,000
Net cash used in investing activities	(7,326,563)	(267,421)

Cash flows from financing activities:
Financial obligations	4,015,610	234,240
Capitalizations	43	10
Dividends paid	(2,540,190)	(6,872,346)
Net cash used in financing activities	1,475,463	(6,638,096)

Net increase (decrease) in cash and cash equivalents	91,241	(2,569,281)
Exchange rate difference in cash and cash equivalents	(40,089)	82,795
Cash and cash equivalents at the beginning of the year	3,901,277	5,260,111
Cash and cash equivalents at the end of the period	$3,952,429	2,773,625

Additional cash flow information
Interest paid in the period	381,660	178,341
Income tax paid in the period	2,671,585	6,835,239

The accompanying notes are an integral part of the Unconsolidated Financial Statements

5

ECOPETROL S. A.

Notes to the Interim Unconsolidated Financial Statements

For the six-month periods ended June 30, 2014 and 2013 (unaudited) and the year ended December 31, 2013.

(Amounts are expressed in millions of Colombian pesos, except for amount stated in other currencies, exchange rates and earnings per share, which are expressed in Colombian pesos)

(1)	Economic Entity and Principal Accounting Policies and Practices

Reporting Entity

Ecopetrol S.A. (hereinafter Ecopetrol or the Company) was constituted by Act 165 of 1948 and transformed through Extraordinary Decree 1760 of 2003 (as well as Decree 409 of 2006) and Act 1118 of 2006 into a state-owned stock company and then into a mixed economy company of a commercial nature, at the national level, linked to the Ministry of Mines and Energy, with an indefinite life term. Ecopetrol’s corporate purpose is the development, in Colombia or abroad, of commercial or industrial activities arising from or related to the exploration, production, refining, transportation, storage, distribution, and selling of hydrocarbons, their by-products and associated products, as well as subsidiary operations, connected or complementary to these activities, in accordance with applicable regulations. Ecopetrol’s main domicile is Bogotá, Colombia, and it may establish subsidiaries, branches and agencies in Colombia or abroad.

Pursuant to Transformation Decree 1760 of 2003, all administration of the Colombian nation’s hydrocarbon reserves, as well as the administration of non-strategic assets represented by stocks and shares in companies, were separated from Ecopetrol. Furthermore, Ecopetrol’s basic structure was changed and two entities were created: a) the Agencia Nacional de Hidrocarburos (National Hydrocarbons Agency, hereinafter ANH) was created to issue and develop Colombian oil policy from that point forward (formerly the responsibility of Ecopetrol), and b) Sociedad Promotora de Energía de Colombia S.A., which received the non-strategic assets owned by Ecopetrol.

Act 1118 of December 27, 2006 changed the legal nature of Ecopetrol and authorized the Company to issue shares to be placed on the public market and acquired by Colombian individuals or legal entities. Once the shares corresponding to 10.1% of the authorized capital were issued and placed, at the end of 2007, the Company became a public-private entity of a commercial nature, at the national level, related to the Ministry of Mines and Energy.

Ecopetrol entered into a deposit agreement with JP Morgan Chase Bank, N.A., as depositary, for the issuance of ADSs evidenced by ADRs. Each of the ADSs represents 20 of Ecopetrol’s common shares or the right to receive 20 common shares of Ecopetrol.

On September 12, 2008, Ecopetrol submitted an application to the U.S. Securities and Exchange Commission (SEC) to register and list the Company’s ADSs evidenced by ADRs on the New York Stock Exchange (NYSE). The Company’s ADSs began trading on the NYSE under the “EC” symbol on September 18, 2008.

On December 3, 2009, the National Oversight Commission for Entities and Securities of Peru (from the Spanish Comisión Nacional Supervisora de Empresas y Valores del Peru - CONASEV) approved the listing of Ecopetrol’s ADRs on the Lima Stock Exchange and the registration of such securities with the Public Registry of the Securities Market. The ADRs began trading on the Lima Stock Exchange on December 4, 2009 in the Peruvian market under the “EC” symbol.

6

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

On August 13, 2010, Ecopetrol began trading its ADRs on the Toronto Stock Exchange - Canada. Thus, Ecopetrol became the first Colombian company to be listed on the Toronto Stock Exchange.

Between July 27 and August 17, 2011, Ecopetrol carried out the second placement of its public offering, authorized by Act 1118 of 2006. As a result of this process, 644,185,868 common shares were issued at a nominal price of $3,700 per share, for a total amount of $2,383,488. The common shares were registered with the National Registry of Securities and Issuers in accordance with Decree 2555 of 2010. Following this, the Colombian National Government’s equity participation in Ecopetrol was 88.49%.

Principal Accounting Policies and Practices

The Contaduría General de la Nación (National Accounting Office or CGN) adopted the Public Accounting Regime (RCP) in September 2007, defining its configuration, scope and application. Pursuant to CGN Communication No. 20079-101345 of September 28, 2007, the Colombian Government Entity Generally Accepted Accounting Principles (GAAP) went into effect for Ecopetrol on January 1, 2008.

(a)	Basis of Presentation

The unconsolidated financial statements were prepared in conformity with Colombian Government Entity GAAP standards and principles issued by the CGN and other legal provisions. These principles may differ in certain respects from those established by other standards and other control authorities and CGN concepts on specific matters prevail over other regulations.

The accrual method was applied for the accounting recognition of financial, economic, social and environmental activities.

A structure was established in accordance with the rules for the inspection, supervision, and/or control of Ecopetrol to define the accounting treatment of operations not covered by the CGN. The structure involves: i) Principal and permanent inspection, supervision, and control: Superintendence of Domiciliary Public Services; ii) residual control: Superintendence of Corporations; and iii) concurrent control: Superintendence of Finance, of the activities of the Company in its capacity as issuer in the stock market. International Financial Reporting Standards (IFRS) are applied to define regulatory differences, while accounting standards under Generally Accepted Accounting Principles in the United States (USGAAP) are applied for accounting issues related to crude oil and natural gas activities.

The basic unconsolidated financial statements defined by the CGN comprise the Balance Sheet, the Statement of Financial, Economic, Social and Environmental Activity, the Statement of Changes in Shareholders’ Equity and the Statement of Cash Flows. The notes to the basic unconsolidated financial statements are an integral part thereof.

7

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

The accompanying unconsolidated financial statements do not consolidate assets, liabilities, equity or results of the subordinated companies. The investments recorded in these companies are recognized by the equity method. The annual unconsolidated financial statements are submitted to the General Assembly of Shareholders and are the basis for the distribution of dividends and other appropriations; however, pursuant to legal requirements, the Company must also submit consolidated financial statements to the General Shareholders’ Meeting for their approval every year.

(b)	Materiality Criterion

An economic fact is material whenever, due to its nature, amount and surrounding circumstances, the knowledge or ignorance of it, may significantly alter the economic decisions of users of such financial information.

As set forth by the RCP, the information disclosed in the financial statements and financial accounting reports must cover the main aspects of the Government Accounting entity in a way that must be significantly close to the truth, so that it is relevant and reliable for decision-making purposes or the required evaluations based on accounting information objectives. Materiality depends on the nature of the facts or the magnitude of the amounts disclosed or not revealed.

The unconsolidated financial statements include specific headings in accordance with legal requirements or for elements representing 5% or more of total assets, current assets, total liabilities, current liabilities, working capital, equity and income, as appropriate. In addition, lower amounts are shown when they are deemed to contribute to a better interpretation of financial information.

(c)	Use of Estimates

The preparation of unconsolidated financial statements requires that the Company’s management make estimates and assumptions that could affect the recorded amounts of assets, liabilities, results of activities and the attached notes. These estimates are carried out based on technical criteria, judgment and tenets pursuant to the regulations and legal provisions in effect. Actual results may differ from such estimates.

(d)	Foreign Currency Transactions

Foreign currency transactions are recognized in accordance with applicable regulations and recorded at the appropriate exchange rates on the transaction date. Balances denominated in foreign currency are expressed in Colombian pesos at representative market exchange rates at the end of each period.

The exchange difference resulting from asset adjustments is recorded in results; exchange differences from adjustments to liabilities are applied to the related assets until they are ready for use or sale; the adjustment is subsequently charged to results of operations.

In accordance with Decree 4918 of December 26, 2007 issued by the Ministerio de Comercio, Industria y Turismo (Ministry of Trade, Industry and Tourism), the exchange difference generated from variable income investments in subordinated companies abroad is recorded at the higher or lower value of the shareholders’ equity; when the investment is settled, this value is recorded in the results for the period.

8

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

While performing its oil industry activities, the Company can freely deal in foreign currencies, provided that it complies with the provisions of the Colombian exchange rate regime.

(e)	Joint Venture Contracts

Joint venture contracts are entered into between Ecopetrol and third parties in order to share the risk, secure capital, maximize operating efficiency and optimize the recovery of reserves. In these joint ventures, one party is designated as the operator and each party takes its share of the hydrocarbons (crude oil or gas) produced according to its agreed participation. When Ecopetrol participates as a non-operator partner, it records the assets, liabilities, revenues, costs and expenses based on information reported by the operators. When Ecopetrol is the direct operator of the joint venture contract, it records 100% of the assets, liabilities, revenues, costs and expenses, and recognizes on a monthly basis the distribution according to the participation interests of each partner in the applicable line items corresponding to assets, liabilities, expenses, costs and revenues for the associate.

(f)	Cash and Cash Equivalents

Cash and cash equivalents are represented by negotiable investments with maturity dates within ninety (90) days following their acquisition, and are recorded as liquidity management investments.

Cash from joint operations in which the Company is the operating partner corresponds to advances from partners according to their contractually agreed participation percentages, and the funds are managed in a joint operation exclusive - use bank account.

(g)	Derivative Financial Instruments

The Company enters into hedging agreements to hedge international fluctuations in crude oil prices, product prices and exchange rates. The difference between the contract value and market value generated by hedging operations is recognized as financial income or expense in the statements of financial, economic, social and environmental activities. Ecopetrol does not use these financial instruments for speculative purposes.

(h)	Investments

The investments are classified as: i) Liquidity Management Investments, ii) Investments for Policy Purposes and iii) Equity Investments.

i.	Liquidity management investments correspond to resources invested in debt and equity securities with the objective of obtaining profits through current price fluctuations. They are initially recorded at to their historical cost and they are subsequently recorded based on valuation methods issued by the Superintendence of Finance of Colombia.

9

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

ii.	Investments for policy purposes are made up of national or foreign debt securities acquired in compliance with the macroeconomic or internal policies of the entity, which include investments held through their maturity date and those available for sale. The latter being those which are kept for at least one (1) year, as of the first day on which they were classified for the first time, or when they were reclassified.

Investments held to maturity are updated based on the internal rate of return (IRR) as set out in the methodology adopted by the Superintendence of Finance, and the investments for the purpose of macroeconomic policy and those available for sale must be updated based on the methodology adopted by the Superintendence of Finance of Colombia for tradable investments.

iii.	Equity investments are classified as being in controlled and non-controlled entities. Equity investments in controlled entities are recognized at their acquisition cost whenever it is lower than the intrinsic value; otherwise, they are recognized at the intrinsic value, and the difference between the purchase price and the intrinsic value corresponds to goodwill.

Their values are updated using the equity method, as established in CGN Resolution 145 of 2008.

Investments in associates in which Ecopetrol and/or its subsidiaries exert significant influence are recorded using the equity method.

Significant influence is defined as the power an entity has, whether or not the percentage of ownership is 50% or lower, to participate in setting and directing the financial and operational policies of another entity for the purpose of obtaining profits from that entity.

Significant influence may be present in one or more of the following ways:

•	Representation on the Board of Directors or equivalent governing body of the associate;
•	Participation in policy-making;
•	Significant transactions between the investor and the associated entity;
•	Secondment of officers; or
•	Supplying essential technical information.

Equity investments in non-controlled entities (Non - strategic see note 4) include shares with a low or minimum market, or shares not listed on any stock exchange. They do not enable any type of control or significant influence and are recognized at historical cost. Their change in value arises from periodically comparing the cost of the investment to its intrinsic value or its value on the stock market.

Equity variations originating in the adjustment for conversion of the controlled entity are recognized as a surplus by the equity method, notwithstanding that the subaccount may show a debit balance; the above is in compliance with Resolution 193 of July 27, 2010 issued by the National Accounting Office.

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ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(i)	Accounts and Notes Receivable and Allowance for Doubtful Accounts

Accounts and notes receivable are stated at their original amount or at the value accepted by the debtor, subject to periodic updating according to legal provisions in force, or according to agreed-upon contract terms.

The allowance for doubtful accounts is reviewed and updated periodically based on the age of the balances and the recovery analysis of individual accounts. The Company carries out the necessary administrative and legal steps to recover overdue accounts receivable and to collect interest from clients who do not comply with payment policies.

Accounts and notes receivable are only written off against the allowance when there is reasonable legal or material certainty of the total or partial loss of the incorporated or represented right.

(j)	Related Parties

Assets, liabilities and transactions with companies belonging to the Ecopetrol Business Group are presented as Related Parties.

(k)	Inventories

Inventories include assets extracted, in production process, transformed or acquired for any reason, for the purpose of being sold, transformed and consumed in the production process, or as part of services delivered. The perpetual inventory system is used.

Inventories are stated at historical cost or at purchase price, including direct and indirect charges incurred to prepare the inventory for sale or production.

The value of inventories is measured using the weighted average cost method, taking into account the following parameters:

•	Inventories of oil produced by the Company, at average production cost;

•	Crude oil purchases, at acquisition costs, including transportation and delivery costs incurred;

•	Inventory of finished products, at total production costs;

•	Inventory of products in progress, at production costs; and

•	Inventory of raw materials, at weighted average cost.

Raw materials and supplies in joint ventures are controlled by the operator and reported in a joint account at the acquisition cost (recorded in the original currency at average costs). Inventory consumption is charged to the joint venture as cost, expense or investment, as appropriate.

Furthermore, inventories are valued at the lower value of market cost or average cost, and in-transit inventories are appraised at cost incurred. At the end of the fiscal year, allowances are calculated to take into account impairment, obsolescence, excess, slow movement or loss of market value.

11

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(l)	Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at inflation-adjusted historical cost until 2001. This cost includes financial expenses and the exchange rate difference for foreign currency acquisition until commissioning of the asset, as well as financial revenues from the unused portion of financial obligations acquired to finance investment projects. When an asset is sold or disposed of, the adjusted cost and accumulated depreciation are written off and any gain or loss is recorded in the year’s results.

Depreciation is calculated on the total acquisition cost using the straight-line method, based on the assets’ useful life which is reviewed periodically. Annual depreciation rates are as follows:

%
Buildings and pipelines	5
Plant and equipment	10
Transportation equipment	20
Computer equipment	33.3

Disbursements for maintenance and repairs are recorded as expenses. Significant disbursements that improve efficiency of an asset or extend its useful life are capitalized as an increase in the value of that asset.

The value of property, plant and equipment is subject to periodic revaluation by comparing the net book value with the value determined through technical appraisals. When the value of an asset’s technical appraisal is greater than its net book cost, the difference is recorded as an asset valuation and credited to the surplus account for equity valuation; otherwise, it is recorded as an allowance for devaluations and charged to income.

Up to 2007, a devaluation provision was accounted for in the revaluations surplus account according to accounting standards in force.

Upon termination of an association contract, Ecopetrol receives, at no cost, the property, plant and equipment and materials. These transactions do not affect Ecopetrol’s results. The results of the appraisal of property, plant and equipment are recognized as appraisals in the corresponding asset and equity accounts.

12

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(m)	Natural and Environmental Resources

Ecopetrol follows the successful-efforts method of accounting for investments in exploration, and production or development. Geological and geophysical studies are recorded in expenses as they are incurred. Acquisition costs for proved and unproved properties are capitalized when incurred. Exploration costs are capitalized until it is determined whether the exploration drilling was successful or not. If they are not successful, all of the costs incurred are charged to expenses. When a project is approved for development, the accumulated value of the acquisition and exploration costs are classified in the oil investment account. Capitalized cost also includes asset retirement costs. Asset and liability balances related to asset retirement costs are updated every year. Production and support equipment is accounted for on a historical cost basis and is included in property, plant and equipment subject to depreciation.

Oil investments are amortized by applying the amortization factor based on technical units of production and proven developed reserves, net of royalties, based on a field basis, estimated as of December 31 of the immediately preceding year. The amortization charged to income is adjusted at the end of December, recalculating the DD&A (Depletion, Depreciation and Amortization) as of January 1 of the current year, based on the reserve study updated at the end of the current year.

In the same way that it receives property, plant and equipment upon termination of an association contract, Ecopetrol receives, at no cost, the associate’s amortizable oil investments.

Ecopetrol has established a corporate process for reserves led by the Reserves Directorate, which reports directly to the Vice President of Corporate Finance. The reserves are audited by internationally recognized external consultants and approved by the Company’s Reserves Committee. Proven reserves consist of the estimated quantities of crude oil and natural gas demonstrated with reasonable certainty by geological and engineering data to be recoverable in future years from known reserves under existing economic and operating conditions, that is, at the prices and costs that apply at the date of the estimate.

Estimating hydrocarbon reserves is subject to several uncertainties inherent in determining proven reserves, including the production recovery rates, the timeliness in making the investments to develop oilfields and the degree of maturity of fields.

When it is determined that a well located in the exploration zone does not have proven reserves, it is classified as dry or non-commercial, and the accumulated costs of such well are taken to expenses in the same year in which this is determined.

Since Ecopetrol became an issuer on the Colombian Stock Exchange (Bolsa de Valores de Colombia - BVC) and the New York Stock Exchange - NYSE, the Company has applied the methodology approved by the SEC (Securities Exchange Commission) for estimating reserves.

Pursuant to the provisions of Resolution 494 of December 22, 2009, issued by the ANH, Ecopetrol complies with the delivery of information to the ANH using the methodology of (SPE-PRMS) Oil Resource Administration System. The reserves shown in the reports are audited by three independent reservoir engineering firms.

13

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(n)	Deferred Charges

Deferred charges include: i) Deferred income tax and deferred income tax for equality CREE resulting from the temporary differences between the basis for determining commercial gains and taxable net income at the end of each period. The deferred tax is amortized during the periods in which the temporary differences that originated it are reversed. ii) The net equity tax, which is amortized until 2014.

(o)	Other Assets

Other assets include goodwill, which corresponds to the difference between the purchase value of equity investments in controlled or joint-control entities, and their intrinsic value, which reflects the economic benefits expected to be achieved from the investment, created by brand name, specialized personnel, preferential credit reputation, prestige due to sale of better products and services, favorable location and the expectations of new business, among other things.

Goodwill is amortized using the straight-line method over the term for expected recovery of the investment, which is from 10 to 18 years. At the close of each accounting period, Ecopetrol must evaluate goodwill to determine whether the conditions for the generation of future economic benefits still exist; otherwise, the asset must be written off. If the book value of equity investment plus the book value of goodwill, which includes its historical cost and price adjustments and amortizations, is greater than the market value, the asset should, as a result of such difference, be written off in the related period, and charged to income, and the reasons for the said decision should be disclosed.

Intangible assets such as software, licenses and patents are recognized at acquisition, development or production cost. Intangible assets are amortized using the straight-line method over the periods during which the benefits arising from the incurred costs and expenses are expected to occur, or during the term of the legal or contractual coverage of the granted rights.

Goods acquired through financial leasing are subject to depreciation in order to recognize the loss of operational capacity by their utilization. In public accounting entities of the general government, the depreciation of goods acquired through financial leasing affects directly the equity, except for assets used in activities of production of goods and rendering of services that must be recognized as cost or expense.

Improvements and works performed on leasehold property or third party property different from those that can be recognized as property, plant and equipment will be amortized over the shortest period between the term of the contract covering the use of the property, and the estimated useful life of the assets, as a result of the additions or improvements made, only when the cost of the works and improvements made is not reimbursable. In the case of public accounting entities of the government, amortization affects equity, except for works and improvements in Property used in activities for the production of goods and rendering of services which must be recognized as a cost.

14

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(p)	Valuations

a.	Investments

Valuations correspond to differences between the net book value of the investments and their intrinsic value or quoted price on the Stock Exchange.

b.	Property, plant and equipment

Valuations and the valuation surplus of property, plant and equipment correspond to the difference between the net book value and the market value for real estate or the Current Use Value (CUV) for plant and equipment, determined by specialists registered with the Colombian Real Estate Association or by suitable technical personnel, as appropriate.

The methodology used for valuation of plant and equipment is the Current Use Value (CUV) for running businesses, for the economic valuation of assets, taking into account the facilities’ current conditions and their useful life in terms of production capability and ability to generate income.

It is not mandatory to adjust the value of moveable property when its historical value, taken individually, is lower than 35 current minimum monthly legal wages, or of property, plant and equipment located in high risk zones.

(q)	Financial Obligations

Public credit operations correspond to any action or contract which, in compliance with legal regulations on public credit, are addressed to supply the Company with resources, goods and services under specific payment terms such as loans, issue and placement of bonds and public credit securities, and supplier’s credit.

With respect to loans, public credit operations must be recorded for the actual disbursed amount, while bonds and securities placed are recorded at their nominal value. Placement costs are carried directly to expenses.

(r)	Income Tax

The income tax provision as of June 2014 was calculated by applying to the accounting profit before taxes, the effective taxation rate calculated for December 2013. This rate includes both the income tax and the income tax for equality CREE.

The effect of temporary differences that imply the payment of a lower or higher income tax in the current year, is accounted for as deferred tax asset or liability, both for the income tax and for the income tax for equality CREE, as applicable, provided that there is a reasonable expectation that such differences will be reversed in the case of the deferred tax asset, or sufficient taxable income is generated to recover the tax in respect to the deferred tax liability. The deferred tax is calculated at the rate of 34% (25% ordinary income tax and 9% income tax for equality CREE) or of 33% (25% ordinary income tax and 8% income tax for equality CREE) as applicable.

15

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(s)	Labor and Pension Liabilities

Salaries and benefits for Ecopetrol staff are governed by the Collective Labor Agreement 01 of 1977, and in their absence, by the Substantive Labor Code. In addition to the legally mandated benefits, employees are entitled to fringe benefits, which are subject to the place of work, type of work, length of service, and basic salary. Annual interest of 12% is recognized on accumulated severance amounts for each employee, and the payment of indemnities is provided for when special circumstances arise that result in the non-voluntary termination of the contract, without just cause, and in periods other than the probationary period.

The actuarial calculation includes active employees, as described in the paragraphs below, with indefinite term contracts, pensioners and heirs, for pension, health care and education plans; similarly, it includes pension bonds for temporary employees, active employees and voluntary retirements. Health care and education obligations do not comprise pension liabilities; they are part of benefit obligations.

All social benefits of employees who joined the Company before 1990 are the responsibility of Ecopetrol, without the involvement of any social security entity or institution. The cost of health services for the employee and his/her relatives registered with the Company is determined by means of the mortality table, prepared based on facts occurring during the year. Similarly, Ecopetrol calculates educational allowances according to experience, based on the annual average cost of each business, subdivided in accordance with the type of studies: Pre-school, elementary, high school and university.

For employees who joined the Company subsequent to the entry into effect of Act 50 of 1990, the Company makes periodic contributions for severance payments, pensions and occupational injuries to the funds created for these respective obligations. Similarly, Act 797 of January 29, 2003 determined that Ecopetrol employees who joined the Company as of that date would be subject to the provisions of the General Pension Regime.

Pursuant to Legislative Act 01 of 2005, enacted by the Colombian Congress, the pension regimes, excludes the General Social Security System in Colombia expired on July 31, 2010. In accordance with the provisions therein, the Ministry of Social Protection’s judicial pronouncement on the matter and the analysis conducted by Ecopetrol’s labor advisers, it was concluded that those workers who had met the age and continuous or discontinuous service time requirements of the law, the Collective Bargaining Agreement in effect and/or Agreement 01 of 1977, prior to August 1, 2010, had consolidated their right to their pension. It was, however, mandatory for other workers, who were not covered, to join the General Pension System. The pension administrator chosen by the worker (either Colpensiones or Private Pension Fund or whichever may correspond) would be responsible for recognizing and paying the respective pension.

As set out in Decree 941 of 2002, upon approval of the actuarial calculation by the Ministry of Finance in October 2008, and upon approval of the mechanism by the Ministry of Social Protection through the Administration Act of December 29, 2008, the Company partially switched over the value corresponding to monthly pension payments from its pension liabilities, transferring the said liabilities and their underlying amounts to pension-related autonomous equities (PAP, per its acronym in Spanish). The funds transferred, and returns on those funds, cannot be redirected nor can they be returned to the Company until all of the pension obligations have been fulfilled.

16

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

The transferred liability corresponds only to pension allowances and pension bonds. The portion relating to health care and education services remains within Ecopetrol’s labor liabilities.

At each period end, Ecopetrol must review the amount reported by the PAP with respect to the value of the pension liability updated based on the latest actuarial computation. In the event that the equity yields are insufficient to cover 100% of the liability, the Company must recognize an allowance for the difference, which must be funded should the contingency materialize. Ecopetrol remains materially responsible for payment of the pension liabilities.

Through Resolution 1555 of July 30, 2010, the Superintendence of Finance replaced the mortality tables used to prepare actuarial computations and stipulated that the effects of the change could be recognized gradually. Subsequently, Decree 4565 of December 7, 2010 modified the accounting standards for amortization of the actuarial calculation in effect up to that date. Pursuant to the new decree, the companies that had amortized 100% of their actuarial calculation at December 31, 2009 could gradually amortize the increase in the actuarial calculation for 2010 using the new mortality tables, up to 2029.

Given the above, in 2010 Ecopetrol modified its accounting policy for amortization of the actuarial calculation of monthly pension payments, pension quotas and bonds (transferred liabilities) and health bonds, and adopted a five-year term starting in 2010, to amortize the increase in the 2010 actuarial computation. Until 2009, the yearly increase in the actuarial calculation was recorded as expenses for the period, given that the actuarial calculation was 100% amortized.

Resolution 717 of December 2012 amended the Manual de Procedimiento del Régimen de Contabilidad Pública (Regime of Public Accounting Procedure Manual) with regard to the Accounting Procedure for recognizing and disclosing the pension liability, the underlying financial reserve, and related expenses, at items 5 and 44. With regard to item 5, the indications in the previous paragraph lead to the conclusion that this item has no impact on the Company’s activities within its amortization plan.

With regard to item 44, its only impact is to disclose the fact that the Reserve Funds are common funds that are also under the administration of Colpensiones. There are no further implications for Ecopetrol.

(t)	Advances Received from Ecogas to cover BOMT (Build, Operate, Maintain and Transfer Obligations)

Pursuant to the sale of Ecogas by the National Government, and following specific instructions from CGN, the net present value of the future payment scheme in connection with Ecopetrol’s debt toward BOMT contractors was recognized as deferred income. These liabilities are due in 2017, the year when the contract obligations will be fulfilled.

(u)	Hydrocarbon Purchases

Ecopetrol purchases hydrocarbons that the ANH receives from all production in Colombia, at prices established according to section four of Act 756 of 2002 and Resolution 18-1709 of 2003 issued by the Ministry of Mines and Energy, taking into account international reference prices.

17

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Ecopetrol also purchases hydrocarbons from partners and other producers in Colombia and abroad to meet the Company’s needs and operating plans.

(v)	Revenue Recognition

Revenue from crude oil and natural gas sales is recognized at the time of transfer of title to the buyer, including risks and rewards. In the case of refined and petrochemical products, revenue is recognized when products are shipped by the refinery and subsequently adjusted in accordance with the volumes actually delivered. Revenue from transportation services is recognized when products are transported and delivered to the buyer in accordance with sale terms. In other cases, revenue is recognized at the time it is earned and a true, probable and quantifiable right to demand its payment arises.

Under current regulations, Ecopetrol sells regular gasoline and diesel at a regulated price, and the National Government recognizes for these businesses the amount of the subsidy on regular gasoline and diesel granted to local consumers, which is generated by adding the difference, for every day of the month, between the producer's regulated revenues and the daily price equivalent to the U.S. Gulf Coast reference price, calculated according to origin and multiplied by the volumes sold daily. Resolution 182439 and Decree 4839 of December 2008 establish the procedure for recognizing subsidies in the event they are negative (negative value between parity and regulated prices).

In March 2010, the Ministry of Mines and Energy issued Resolution No. 180522, which revoked provisions that were contrary to Resolutions 181496 of September, 2008, 182439 of December 30, 2008 and 180219 of February 13, 2009 and modified the formula for computing the international reference prices for gasoline and diesel.

Resolution 91658 was issued in October 2012, which modifies Resolution 180522 with regard to the subsidy procedure for refiners and importers of regular gasoline and diesel (ACPM).

(w)	Cost of Sales and Expenses

Costs are recognized at their historic value both for goods purchased for sale and for the accumulated production costs of goods produced and services rendered. Costs are disclosed according to the operation generating them.

Expenses correspond to the amounts required for the operation of ordinary activities and include those related to activities caused by extraordinary events. Expenses are disclosed in accordance with their nature and the occurrence of extraordinary events.

Costs and expenses are recognized upon receipt of goods or services or when there is certainty that the economic event will occur. Fuel shortages and losses due to theft and explosions are recorded as non-operating expenses.

18

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(x)	Abandonment of Fields

The Company recognizes an estimated liability for future environmental obligations, and its corresponding entry as a higher asset value for natural resources and environmental assets. The estimate includes the cost of plugging and abandoning wells, dismantling facilities and the environmental recovery of areas and wells. Amortization is recorded as production costs, using the technical-units-of-production method, based on remaining proven developed reserves. Changes resulting from new estimates of the liability for abandonment and environmental restoration are accounted for under the corresponding asset.

Depending on the scope of certain association contracts, field abandonment costs are taken on by partners according to the same participation percentages set out in each contract. Ecopetrol has not allocated funds to cover these obligations, with the exception of association contracts Casanare, Orocue, Garcero, Estero, Corocora, Monas, Guajira, Tisquirama, Cravo Norte, and Opon; however, as activities linked to field abandonment take place, they will be funded by the Company.

(y)	Accounting for Contingencies

On the date of issuance of these unconsolidated financial statements, conditions might exist that could result in losses for the Company that will only be known if specific future circumstances arise. The nature and probability of such situations, as well as the amounts involved are evaluated by Management, the Vice President of Legal Affairs, and legal consultants, so that decisions can be made regarding changes to amounts provisioned and/or disclosed. This analysis includes current legal suits against the Company.

The methodology used to assess legal proceedings and any contingent obligations is based on the Nation’s credit system used by the Ministry of Internal Affairs and Justice.

Ecopetrol, through Instructions GSJ-I-004 for computing contingencies for legal proceedings and reconciliations, defined the way in which Ecopetrol estimated the contingent asset and liability from litigation activities. Paragraph 4.1 of the said instructions establishes the methodology for assessing contingencies for claims and arbitrations brought against Ecopetrol S. A.

A provision is recorded for legal proceedings when there is a conviction at trial court or when the risk assessment outcome is “likely to lose”.

(z)	Memorandum Accounts

Creditor and debtor memorandum accounts represent the estimated value of facts or circumstances that could affect the Company’s financial, economic, social and environmental situation. They also disclose the value of the goods, rights and obligations that require control, and also include differences between accounting information and the information used for tax purposes.

19

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(aa)	Net Income per Share

Net income per share is calculated based on net earnings for the period, divided by the subscribed outstanding shares.

The Company does not have share-based employee incentive plans.

(bb)	Convergence to International Financial Reporting Standards

On December 29, 2012 the Ministry of Commerce, Industry and Tourism issued the Decree 2784, by which it was regulated the Act 1314 of 2009 on the technical framework for preparers of financial information for group 1: Issuers of securities, public interest entities and entities that meet the parameters set out in this provision.

This technical framework was developed based on International Financial Reporting Standards, - IFRS - International Accounting Standards - IAS, SICS interpretations, IFRIC interpretations and conceptual framework for financial reporting, issued in Spanish on January 1, 2012, by the International Accounting Standards Board (IASB).

Pursuant to the schedule of implementation, 2013 has been a period of preparation and training with the initial obligation to present an implementation plan approved by the Board, including people responsible and targets for monitoring and control. 2014 will be the transition period and 2015 will be period of full implementation of the new regulatory framework.

Pursuant to Decree 2784 of 2012, amended by Decree 3024 of 2013, it is required to prepare an opening statement of financial position as of January 1, 2014 under the new standards, so that during 2014 the transition takes place, with the simultaneous application of existing and new accounting standards.

Resolution 743 of December 17, 2013 issued by the National Accounting Office (Contaduría General de la Nación - CGN) includes the schedule of the regulatory framework attached to the National Decree 2784 of 2012 and defines the implementation period as being from January 1 to December 31, 2015. During this period, the accounting will be carried out, for all purposes under the new regulatory framework.

20

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(2)	Assets and Liabilities Denominated in Foreign Currency

Transactions and balances in foreign currency are converted at the market representative exchange rate certified by the Superintendence of Finance of Colombia.

As of June 30, 2014 and December 31, 2013, the unconsolidated financial statements include the following assets and liabilities denominated in foreign currency (converted to Colombian pesos at the closing exchange rates of $1,881.19 and $1,926.83 per US$1 respectively).

	As of June 30, 2014		As of December 31, 2013
	Thousands of US$	Equivalent Millions of pesos	Thousands of US$	Equivalent Millions of pesos
Assets
Cash and cash equivalents	1,142,699	2,149,635	658,634	1,269,077
Investments	10,743,433	20,210,438	8,416,074	16,216,345
Accounts and notes receivable	1,624,628	3,056,234	1,356,014	2,612,809
Advances and deposits	122,756	230,927	82,852	159,642
Other assets	20,886	39,290	427,851	824,395
	13,654,402	25,686,524	10,941,425	21,082,268
Liabilities
Financial obligations	6,538,910	12,300,933	4,383,056	8,445,403
Estimated liabilities and Provisions	91,948	172,972	86,256	166,200
Accounts payable and related parties	1,046,124	1,967,957	1,126,604	2,170,774
Other liabilities	174,282	327,858	242,039	466,369
	7,851,264	14,769,720	5,837,955	11,248,746
Net asset position	5,803,138	10,916,804	5,103,470	9,833,522

(3)	Cash and Cash Equivalents

The balance of cash and cash equivalents is comprised as follows:

	As of June 30,	As of December 31,
	2014	2013
Banks and corporations (1)	2,719,069	2,866,625
Special funds (2)	300,451	1,034,316
Investments on demand (3)	932,712	-
Cash	197	336
	3,952,429	3,901,277

21

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(1)	Corresponds to advances made by partners of Ecopetrol S. A. for the exclusive use of the joint venture, in the amount of $74,011 (2013 - $95,916) and Ecopetrol’s own resources in the amount of $2,645,058 (2013 - $2,770,709).

(2)	Corresponds to savings in special funds in pesos in the amount of $34,922 (2013 - $73,741) and in foreign currency in the amount of $265,529 (2013 - $960,575).

(3)	Corresponds to bonds issued by entities abroad in the amount of $498,463 and Investments on Term Deposit Certificates in the amount of $434,249; in effect less than 90 days.

(4)	Investments

The balance of investments is comprised as follows:

	As of June 30,	As of December 31,
	2014	2013
Current
Fixed yield
Bonds and securities of private or foreign entities	1,279,538	260,990
Term deposits	2,276,730	954,704
Specific purpose fund - Legal Contingencies (1)	98,879	110,426
Bonds issued by the Colombian Government	90,907	143,135
Treasury securities – TES	164,138	-
Total current	3,910,192	1,469,255
Long Term
Variable yield - Shares (2)	37,295,210	34,856,546
Fixed yield
Bonds and securities of foreign entities	84,504	13,981
Bonds issued by the Colombian Government	11,081	86,616
Treasury securities – TES	138,557	-
Term deposits	24,175	-
Specific purpose fund - Legal Contingencies (1)	350,438	260,960
Total fixed yield	608,755	361,557
Total long term	37,903,965	35,218,103

(1)	Corresponds to restricted resources made up of fixed-yield investments entered into based on the court rulings linked to the Derecho Comuneros - Santiago de las Atalayas and Pueblo Viejo de Cusiana proceedings, corresponding to the attachment and seizure of the royalty payments that Ecopetrol, was to have paid pursuant to Royalty Contracts No. 15, 15A, 16 and 16A, declared null by statute in the State Council ruling of September 13, 1999.

22

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(2)	The following is the detail of variable-yield investments represented in shares:

	As of June 30,	As of December 31,
	2014	2013
Companies :
Controlled	36,153,930	33,698,739
Significant Influence	917,283	933,807
Non-strategic	224,009	224,009
Less - Allowance for investments	(12)	(9)
Total	37,295,210	34,856,546

Controlled investments recognized under the equity method as of June 30, 2014, are as follows:

Equity Share	Number of Shares and/or Quotas	Participation Percentage	Valuation Date	Historical Cost	Book Value	Equity Method Effect
Controlled
Andean Chemicals Limited	645,707,273	100.00	June	3,777,002	3,777,943	941
Black Gold Re Limited	120,000	100.00	June	184,079	305,009	120,930
CENIT Transporte y Logística de Hidrocarburos S.A.S.	183,242,912	85.14	June	7,800,205	17,575,887	9,775,682
Ecopetrol Capital AG	1,151,000	100.00	June	227,487	338,649	111,162
Ecopetrol Global Capital	3,100	100.00	June	8	8	-
Ecopetrol Global Energy S.L.U.	70,151,927	100.00	June	4,267,620	2,059,170	(2,208,450)
Ecopetrol Pipeline International Limited	40,439,547	100.00	June	870,169	3,974,620	3,104,451
Equión Energía Limited	114,836,072	51.00	June	436,053	1,535,597	1,099,544
Hocol Petroleum Limited	12,000	100.00	June	1,020,378	3,512,083	2,491,705
Polipropileno del Caribe S. A.	206,910,325	49.90	June	259,699	341,957	82,258
Sociedad Refinería de Cartagena S. A.	1,870,000	46.58	June	1,858,484	2,733,007	874,523
Total				20,701,184	36,153,930	15,452,746

23

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Controlled investments recognized under the equity method as of December 31, 2013, are as follows:

Equity Share	Number of Shares and/or Quotas	Participation Percentage	Valuation Date	Historical Cost	Book Value	Equity Method Effect
Controlled
Andean Chemicals Limited	645,707,273	100.00	December	2,934,109	3,068,730	134,621
Black Gold Re Limited	120,000	100.00	December	184,079	300,774	116,695
CENIT Transporte y Logística de Hidrocarburos S.A.S.	156,004,892	85.14	December	7,800,205	17,099,558	9,299,353
Ecopetrol Capital AG	1,151,000	100.00	December	227,486	320,990	93,504
Ecopetrol Global Capital	3,100	100.00	December	8	8	-
Ecopetrol Global Energy S.L.U.	70,151,927	100.00	December	3,602,823	1,872,809	(1,730,014)
Ecopetrol Pipeline International Limited	40,439,547	100.00	December	870,169	3,809,800	2,939,631
Equión Energía Limited	114,836,072	51.00	December	436,053	1,433,171	997,118
Hocol Petroleum Limited	12,000	100.00	December	1,020,378	3,320,444	2,300,066
Polipropileno del Caribe S. A.	206,910,325	49.90	December	259,699	346,342	86,643
Sociedad Refinería de Cartagena S. A.	1,870,000	46.58	December	1,156,413	2,126,113	969,700
Total				18,491,422	33,698,739	15,207,317

Significant influence investments recognized under the equity method as of June 30, 2014, are as follows:

Equity Share	Number of Shares and/or Quotas	Participation Percentage	Valuation Date	Historical Cost	Book Value	Equity Method Effect
Significant influence
Ecodiesel Colombia S. A.	10,500,000,000	50.00	May	10,500	34,251	23,751
Invercolsa S. A.	1,213,801,146	43.35	May	61,671	219,920	158,249
Offshore International Group	250	50.00	May	408,517	663,112	254,595
Total				480,688	917,283	436,595

Significant influence investments recognized under the equity method as at December 31, 2013, are as follows:

Equity Share	Number of Shares and/or Quotas	Participation Percentage	Valuation Date	Historical Cost	Book Value	Equity Method Effect
Significant influence
Ecodiesel Colombia S. A.	10,500,000,000	50.00	December	10,500	26,677	16,177
Invercolsa S. A.	1,213,801,146	43.35	December	61,671	269,342	207,671
Offshore International Group	250	50.00	December	408,517	637,788	229,271
Total				480,688	933,807	453,119

24

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Investments recognized under the cost method as of June 30, 2014, are as follows:

	Number of				Market/
	Shares	Participation	Valuation		Intrinsic	Appreciation/
Equity Share	and/or Quotas	Percentage	Date	Cost	Value	(Depreciation)
Non-strategic
Empresa de Energía de Bogotá	631,098,000	6.87	June	154,376	1,003,446	849,070
Interconexión Eléctrica S. A.	58,925,480	5.32	June	69,549	540,347	470,798
Concentra Inteligencia en Energía S.A.S.	84,000	4.76	May	84	72	(12)
Total				224,009	1,543,865	1,319,856

Investments recognized under the cost method as of December 31, 2013, are as follows:

	Number of				Market/
	Shares	Participation	Valuation		Intrinsic	Appreciation/
Equity Share	and/or Quotas	Percentage	Date	Cost	Value	(Depreciation)
Non-strategic
Empresa de Energía de Bogotá	631,098,000	6.87	December	154,376	968,736	814,360
Interconexión Eléctrica S. A.	58,925,480	5.32	December	69,549	536,222	466,673
Concentra Inteligencia en Energía S.A.S.	84,000	4.76	November	84	75	(9)
Total				224,009	1,505,033	1,281,024

With regards to the investments held by Ecopetrol in: Bioenergy S.A., Bioenergy Zona Franca S.A.S., Compounding and Masterbatching Industry Ltd. Ecopetrol Germany, Serviport S.A., Colombia Pipelines Limited., Ecopetrol América Inc., Ecopetrol del Perú S.A., Ecopetrol Oleo e Gas do Brasil Ltda., Hocol S.A., ODL Finance S.A., Oleoducto Bicentenario de Colombia S.A.S., Oleoducto Central S.A. and Oleoducto de Colombia S.A., Oleoducto de los Llanos Orientales S.A., and Santiago Oil Company, the equity method is not applied since Ecopetrol does not have a direct participation in these companies. The participation is held through other subsidiaries, which are the ones that account for these companies using the equity method.

Restrictions on Long-term Investments - Variable Income:

As of June 30, 2014, regarding the legal proceedings of Invercolsa S.A.: The cessation appeal filed by AFIB S.A. and Fernando Londoño Hoyos against the judgment passed by the 28th Civil Court of the Circuit on February 8, 2007, that was confirmed by the Superior Court of the District of Bogota - Civil Court, on January 11, 2011 is currently in process. On October 22, 2012, the term for the cessation appellant AFIB S.A. to support the corresponding appealed expired, which was done in time and the term for the appellant cessation Fernando Londoño Hoyos to support his started to run, which was also done in time. Therefore, on December 5, 2012, the Court Clerk’s Office indicated that having notified the appellants, the corresponding actions were filed in due time and are included in the case file, a report that was delivered to the court that same day. The notification of the complaint to the Company is pending.

25

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

The appeal sentence of January 11, 2011 ordered: i) That the purchase of 145 million shares of Invercolsa by Fernando Londoño Hoyos are to be cancelled; ii) that the cancellation of the said transaction is to be recorded in the shareholders’ book, including the pledge in favor of the Pacífico Colombia y Panamá banks, as well as the payment in kind of the shares of Arrendadora Financiera Internacional Bolivariana S.A.; iii) that Fernando Londoño Hoyos and AFIB are forced to return the Invercolsa dividends, along with the new shares received as profit and/or revaluations; iv) to declare that Fernando Londoño Hoyos did not acquire or possess in good faith the 145 million Invercolsa shares; and v) that Invercolsa is to adjust its operation and the Shareholders’ Meeting to the declarations made in the sentence.

The economic activities for the entities in which Ecopetrol has investments accounted for under the equity method is as follows:

Company	Economic Activity
Hocol Petroleum Limited	Investment in vehicle owner by Hocol S.A. hydrocarbons exploration and production company.

Cenit Transporte y Logística de Hidrocarburos S.A.S	Transportation and/or storage of hydrocarbons, hydrocarbon by-products, and similar products, through its own or third party transportation and/or storage systems in Colombia or abroad.

Ecopetrol Pipelines International Limited	Investment vehicle.

Andean Chemicals Limited	Investment vehicle.

Sociedad Refinería de Cartagena S. A.	Refining, commercialization and distribution of hydrocarbons.

Ecopetrol Global Energy S.L.U.	Investment vehicle in Spain

Equión Energía Limited	Exploration and production of hydrocarbons.

Polipropileno del Caribe S. A.	Production and commercialization of polypropylene resin.

Ecopetrol Capital AG	Financing, liquidation of financing of group corporations or any type of company and every activity related to it.

Black Gold Re Ltd.	Reinsurer of Ecopetrol and its subsidiaries.

26

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Company	Economic Activity

Ecopetrol Global Capital	Investment vehicle.

Invercolsa S. A.	Investments in companies in the energy sector including activities related to the industry and commercialization of hydrocarbons and mining.

Ecodiesel Colombia S. A.	Production, commercialization and distribution of biofuels and oleo chemicals

Offshore International Group	Exploration, development, production and processing of hydrocarbons.

Affiliates (entities in which the Company owns over 50% interests), as of June 30, 2014, show the following balances:

				Results of
Company	Assets	Liabilities	Equity	the Period
CENIT Transporte y Logística de Hidrocarburos S.A.S.	22,391,617	1,747,029	20,644,588	940,735
Ecopetrol Pipelines International Limited	3,974,629	9	3,974,620	140,040
Andean Chemical Limited	3,777,944	-	3,777,944	(134,901)
Equión Energía Limited	4,244,918	1,233,944	3,010,974	268,078
Hocol Petroleum Limited	3,512,083	-	3,512,083	223,487
Ecopetrol Global Energy S.L.U.	2,059,206	37	2,059,169	(422,692)
Ecopetrol Capital AG	1,871,328	1,532,679	338,649	26,344
Black Gold Re Limited	490,026	185,017	305,009	11,744
Ecopetrol Global Capital	8	-	8	-

Affiliates (entities in which the Company owns over 50% interests), as of December 31, 2013, show the following balances:

				Results of
Company	Assets	Liabilities	Equity	the year
CENIT Transporte y Logística de Hidrocarburos S.A.S.	21,352,070	1,266,977	20,085,093	956,896
Ecopetrol Pipelines International Limited	3,809,810	10	3,809,800	279,475
Andean Chemical Limited	3,071,632	2,902	3,068,730	(131,652)
Equión Energía Limited	3,831,733	1,021,594	2,810,139	520,511
Hocol Petroleum Limited	3,320,444	-	3,320,444	227,536
Ecopetrol Global Energy S.L.U.	1,872,821	12	1,872,809	(587,919)
Ecopetrol Capital AG	2,061,796	1,740,806	320,990	29,201
Black Gold Re Limited	367,297	66,523	300,774	22,841
Ecopetrol Global Capital	8	-	8	-

27

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Maturity of Fixed-yield Investments - Long term

A summary of the maturity of long term fixed-yield investments as at June 30, 2014, is as follows:

Maturity	>1 - 3 Years	3 - 5 Years	> 5 Years	Total
Bonds and other foreign securities	84,504	-	-	84,504
Bonds and other government securities	11,081	-	-	11,081
Treasury securities - TES	138,557	-	-	138,557
Specific destination fund	287,383	17,773	45,282	350,438
Term deposits	24,175	-	-	24,175
	545,700	17,773	45,282	608,755

A summary of the maturity of long term fixed-yield investments as of December 31, 2013, is as follows:

Maturity	>1 - 3 Years	3 - 5 Years	> 5 Years	Total
Bonds and other foreign securities	8,251	5,730	-	13,981
Bonds and other government securities	-	86,616	-	86,616
Specific destination fund	217,011	1,994	41,955	260,960
	225,262	94,340	41,955	361,557

28

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(5)	Accounts and Notes Receivable, Net

The balance of accounts and notes receivable, net is comprised as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
Current
Customers
Domestic	1,555,344	586,747
Foreign	1,384,057	2,269,221
Related parties (see note 15)	2,012,953	2,222,719
Price differential to be received from the Ministry of Mines and Energy (1)	864,400	845,093
Miscellaneous debtors	206,168	354,423
Reimbursements and yields on investment	92,888	440
Accounts receivable from employees	2,679	5,258
Cavipetrol - loans to employees (3)	50,844	50,844
Industrial service clients	11,981	12,337
Total current	6,181,314	6,347,082
Long term
Loans to related parties (2) (see note 15)	1,109,626	1,109,626
Cavipetrol - loans to employees (3)	398,465	372,796
Price differential to be received from the Ministry of Mines and Energy (1)	77,510	77,510
Credit accounts receivable	9,875	10,227
Doubtful accounts	226,420	227,372
Other	27,041	24,550
Total	1,848,937	1,822,081
Less - Allowance for doubtful accounts	(226,420)	(227,372)
Total long term	1,622,517	1,594,709

The following shows the movement in the allowance for doubtful accounts:

	As of	As of
	June 30,	December 31,
	2014	2013
Opening Balance	227,372	197,484
Additions	24	29,224
Recovery of allowances	(139)	(2,247)
Use of allowances and adjustments for exchange Difference	(837)	2,911
Closing Balance	226,420	227,372

29

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

In December 2013 Ecopetrol recognized an allowance for doubtful accounts in the amount of $1,230 corresponding to 18 loans that are in legal collection.

(1)	Accounts receivable from the Ministry of Finance and Public Credit, arising from the calculation of the regular motor gasoline and diesel price differential pursuant to Resolution 180522 issued on March 29, 2010.

(2)	On November 2010, a subordinated borrowing contract No. CE2010-01 was subscribed between Ecopetrol and Refinería de Cartagena S.A. for maximum financing of US$1,000 million, of which up to May 2011 Ecopetrol had disbursed the sum of $1,109,626, equivalent to approximately US$588 million.

On August 18, 2011, a modification to this contract was executed whereby the maximum amount to be disbursed was changed to US$600 million calculated at the market’s representative exchange rate on the date of Resolution No. 3587 of 2010, issued by the Ministry of Finance and Public Credit, by which the initial loan contract was authorized.

On December 30, 2013, there was a second modification to this contract (in Spanish Otrosí No. 2) by which it was established to accrue yielding interests as from January 1, 2013 at a rate equal to FTD (anticipated quarterly rate - T.A. (per its acronym in Spanish)) in effect as of December 31 of the year immediately preceding the initiation of each of the installment payment periods, added in a margin of 3.06% T.A. (FTD T.A.+3.06%). Yielding interests will be converted to its equivalent semester in arrears.

Once all obligations in respect to the Senior Debt have been extinguished, the amortization of principal will be over three (3) years commencing as of the date of its total payment. Notwithstanding the above, the maximum term is twenty (20) years. Amortization of principal will be made in six (6) consecutive, equal, bi-annual payments.

(3)	By means of contracts Leg 058-80 of 1980 and 4008928 of 2006, the administration, management and control of loans granted to employees by the Company were transferred to Cavipetrol. In its capacity as administrator, Cavipetrol monitors, in its database and financial system, the details per employee of the said loans and their respective conditions.

Future collection of accounts receivable from Cavipetrol as of June 30, 2014 are estimated as follows:

Term	Value
Less 1 Year	50,844
Between 1and 2 years	50,640
Between 2and 3 years	49,866
More than 3 years	297,959
449,309

30

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(6)	Inventories, Net

The balance of inventories, net, is comprised as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
Finished products
Crude oil	729,527	928,344
Fuels	994,919	764,023
Petrochemicals	11,077	9,323
Purchased products
Fuels	68,924	65,574
Crude oil	305,780	241,949
Petrochemicals	17,036	13,421
Raw materials
Crude oil	113,339	150,042
Product in process
Fuels	257,856	363,871
Petrochemicals	9,465	5,790
Materials for the production of goods	8,139	6,259
Materials in transit	22,763	16,478
Total	2,538,825	2,565,074
Less - Allowance for inventories	(5,899)	(4,583)
Total	2,532,926	2,560,491

The movement in the allowance for inventories is as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
Opening Balance	4,583	2,586
Additions	1,316	1,997
Closing Balance	5,899	4,583

31

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(7)	Advances and Deposits

The balance of advances and deposits is comprised as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
Current
Official entities (1)	5,280,284	6,923,345
Partners in joint ventures (2)	455,903	359,281
Customs agents	65,620	57,347
Related parties (see Note 15)	60,783	34,293
Agreements (3)	18,000	19,593
Advances to employees	2,408	262
Advances to suppliers	90,625	2,154
Total Current	5,973,623	7,396,275
Long Term
Related parties (see Note 15)	269,423	224,406
Advances, prepayments and deposits	109,527	174,382
Total	6,352,573	7,795,063

(1)	Corresponds to the National Tax and Customs Direction (from the Spanish Dirección de Impuestos y Aduanas Nacionales - DIAN) on the concept of advances for income tax taxable year 2014 in the amount of $2,912,685 (2013 - $4,135,586), income tax self-withholdings and CREE in the amount of $961,853, (2013 - $1,579,975) VAT credit balance in the amount of $1,261,646, (2013 - $1,068,148) VAT paid on imports of heavy machinery in the amount of $29,545, (2013 - $70,522) and others in the amount of $114,555, ( 2013 - $69,114).

32

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(2)	The detail of advances and deposits with partners in joint operations is comprised as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
Contracts in which Ecopetrol is not the operator
Occidental de Colombia Inc.	72,170	26,907
Chevron Petroleum Company	30,678	2,698
Perenco Colombia Limited	29,560	10,101
Occidental Andina Llc	26,299	5,559
Anadarko Colombia Company	25,126	15,245
Petrobras Colombia Limited	12,232	21,770
Otras operaciones	8,942	6,193
Meta Petroleum Ltd.	7,845	39,787
Petróleos Del Norte S.A.	5,049	3,822
Mansarovar Energy Colombia Ltd.	4,044	6,744
Petrosantander Colombia Inc.	4,006	4,182
Emerald Energy PLC Suc Colombia	1,811	13,375
Repsol Exploración Colombia S.A.	1,614	15,717
CEPSA Colombia S. A.	754	4,484
Contracts in which Ecopetrol is the Operator:
Bloque CPO-9	85,664	89,962
La Cira	44,683	23,712
Crudos Pesados Bloque CPE-4	30,659	19,137
Oleoducto Caño Limón	16,252	16,360
Bloque VMM- 32	13,440	2,333
Acuerdo operación TLU-3	11,463	10,028
Crudos Pesados Bloque CPE-2	8,918	8,816
Acuerdo Master TLU-1	6,541	5,817
Otras operaciones	4,328	2,694
JOA Caño Sur	3,825	3,838
Total	455,903	359,281

(3)	Represents the resources transferred to employees as an advance for the education plan.

(8)	Prepaid Expenses

The balance of prepaid expenses is as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
Insurance (1)	31,158	69,404
Other (2)	64,486	597
Total	95,644	70,001

33

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(1)	Insurance contracts are in effect until April 30, 2015, at a cost of $232,714 (2013 - $232,385) and amortization of $201,556 as at June 30, 2014 (2013 - $162,981).

(2)	Resources for the comprehensive safety plan in critical areas with the national army.

(9)	Deposits Held in Trust

The balance of deposits held in trust is comprised as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
Abandonment Funds	661	-
Pension Funds	321,168	314,114
Other	232	281
Total	322,061	314,395

(10)	Property, Plant and Equipment, Net

The balance of property, plant and equipment, net is comprised as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
Plant and equipment	13,717,034	13,492,911
Construction in progress (1)	5,473,552	7,790,655
Pipelines, networks and lines	6,805,167	6,392,108
Buildings	3,633,258	3,357,525
Equipment on deposit and in transit	1,673,510	1,657,344
Computer equipment	310,162	305,141
Transportation equipment and other assets	509,664	507,314
Land	428,768	430,073
Total	32,551,115	33,933,071
Accumulated depreciation	(13,743,500)	(13,258,705)
Allowance for property, plant and equipment depreciation (2)	(379,676)	(388,170)
Total	18,427,939	20,286,196

The depreciation charged to income as at June 30, 2014 amounted to $649,869 (June 30, 2013 - $ 650,829).

34

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(1)	Principally includes the following: (i) Investments made in development projects at Castilla and Chichimene; operations linked to development projects at Piedemonte, Rubiales, Cira and Quifa; as well as modernization projects for Barrancabermeja Refinery, the Master Plan for Industrial Services and the Master Plan for Refinery Integration. ii) Capitalized interest of $85,789. As from June 30, 2014, the Company is presenting separately the construction in progress corresponding to properties, plant and equipment and exploration in progress, which represent partially the variance in the accounts. Until that date, explorations in progress were presented grouped with construction in progress.

(2)	The following details the movement in the allowance for property, plant and equipment depreciation:

	As of	As of
	June 30,	December 31,
	2014	2013
Opening Balance	388,170	385,356
Additions to new allowances	12,318	68,310
Use of allowances	(499)	(276)
Depreciation of assets prior to 2006	(424)	(1,364)
Recovery	(19,889)	(63,856)
Closing Balance	379,676	388,170

Summary of property, plant and equipment as of June 30, 2014:

	Adjusted	Accumulated			Net Plus
Type of Asset	Cost	Depreciation	Valuation	Allowance	Valuation
Plant and equipment	13,717,034	(9,108,067)	3,694,122	(28,557)	8,274,532
Pipelines, networks and lines	6,805,167	(2,862,845)	1,700,244	(64,199)	5,578,367
Construction in progress	5,473,552	-	-	-	5,473,552
Buildings	3,633,258	(1,308,747)	1,645,681	(192,122)	3,778,070
Equipment on deposit and in transit	1,673,510	-	-	-	1,673,510
Computer equipment	310,162	(179,375)	32,606	(5,298)	158,095
Transportation equipment and other assets	509,664	(284,466)	102,527	(82,101)	245,624
Land	428,768	-	2,277,834	(7,399)	2,699,203
Total	32,551,115	(13,743,500)	9,453,014	(379,676)	27,880,953

Summary of property, plant and equipment as at December 31, 2013:

	Adjusted	Accumulated			Net Plus
Type of Asset	Cost	Depreciation	Valuation	Allowances	Valuation
Plant and equipment	13,492,911	(8,804,567)	3,701,009	(29,431)	8,359,922
Pipelines, networks and lines	6,392,108	(2,729,226)	1,702,953	(64,473)	5,301,362
Construction in progress	7,790,655	-	-	-	7,790,655
Buildings	3,357,525	(1,268,486)	1,656,859	(193,330)	3,552,568
Equipment on deposit and in transit	1,657,344	-	-	-	1,657,344
Computer equipment	305,141	(175,890)	33,138	(5,352)	157,037
Transportation equipment and other assets	507,314	(280,536)	104,104	(88,185)	242,697
Land	430,073	-	2,277,476	(7,399)	2,700,150
Total	33,933,071	(13,258,705)	9,475,539	(388,170)	29,761,735

35

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

There are no restrictions or pledges on assets, nor have they been offered as security.

Technical appraisals of fixed assets take place every three years in accordance with the provisions of the Regime of Public Accounting. At the close of 2013 the last technical appraisal of assets for Barrancabermeja refinery was conducted by T.F. Auditores & Asesores firm.

(11)	Natural and Environmental Resources, Net

The balance of natural and environmental resources, net is comprised as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
Amortizable oil investments (1)	32,730,195	30,927,800
Less: Accumulated amortization of oil investments (2)	(18,062,594)	(16,524,234)
	14,667,601	14,403,566
Plugging and abandonment, facility dismantling and environmental recovery costs (3)	4,823,651	4,823,072
Less: Accumulated amortization for facility abandonment (2)	(2,545,607)	(2,280,630)
	2,278,044	2,542,442
Reservoirs and appraisals (4)	701,590	701,590
Less: Accumulated depletion (2)	(647,514)	(642,299)
	54,076	59,291
Exploration in progress (5)	4,073,577	1,645,391
Total	21,073,298	18,650,690

(1)	As at June 30, 2014, capital expenditures for natural resources amounted to $ 2,880,410 (2013 - $4,125,655) mainly in the following fields: Casabe, Pauto, Castilla, Rubiales, Cusiana, Quifa Suroeste, Castilla Norte, Infantas and Floreña. Beginning in 2014, the investments made in order to obtain incremental production in the Casabe field are presented as an increase in amortizable oil investments. The balance at December 31, 2013 was reclassified for comparability purposes from deferred charges account.

(2)	Amortization expense charged to results for natural resources and abandonment of facilities as of June 30, 2014 amounted to $1,543,621 and $264,977 respectively (December 2013 - $2,584,097 and $ 283,947).

(3)	Corresponds to the cost of abandonment of production areas, updated in December 2013.

(4)	The appraisal of reserves is represented by the reservoirs received through the reverting of concession contracts in the amount of $490,525 administered by Gerencia Magdalena Medio, $184,208 Gerencia Sur and $26,857 Gerencia Catatumbo Orinoquía.

(5)	See explanation of variation in note 10.

36

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(12)	Deferred Charges

The balance of deferred charges is comprised as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
Deferred income tax	1,378,616	1,368,246
Deferred tax on CREE	502,143	502,143
Equity tax and surtax	-	476,494
Other deferred charges, net	62,459	40,629
	1,943,218	2,387,512

(13)	Other Assets

The detail of other assets is comprised as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
Goodwill (1)	2,056,796	2,174,184
Intangible assets, net (brands, licenses, patents and software)	145,776	234,297
Goods acquired through financial leasing	82,343	88,542
Other assets (4)	19,175	47,691
Trust funds (2)	59,213	61,748
National Royalties Fund (from the Spanish Fondo Nacional de Regalías) (3)	72,249	73,469
Deposits given in trust	17,437	9,951
Total	2,452,989	2,689,882

(1)	As at June 30, 2014 goodwill is comprised as follows:

					Amortization
	Acquisition	Goodwill	Amortized	Pending	Period
Company	Date	Amount	Amount	Amortization	(Years)
Propilco S.A.	07/04/2008	176,507	(73,912)	102,595	17.8
Andean Chemicals	07/04/2008	205,541	(87,959)	117,582	17.8
IPL Enterprises	17/03/2009	880,127	(230,245)	649,882	15
Offshore International	06/02/2009	535,503	(211,993)	323,510	14
Hocol Petroleum Limited	27/05/2009	742,345	(228,291)	514,054	16
Equión Energía Limited	24/01/2011	629,375	(280,202)	349,173	10
Total		3,169,398	(1,112,602)	2,056,796

37

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

As at December 31, 2013 goodwill is comprised as follows:

	Acquisition	Goodwill	Amortized	Pending	Amortization Period
Company	Date	Amount	Amount	Amortization	(Years)
Propilco S.A.	07/04/2008	176,507	(68,370)	108,137	17.8
Andean Chemicals	07/04/2008	205,541	(77,729)	127,812	17.8
IPL Enterprises	17/03/2009	880,127	(196,631)	683,496	15
Offshore International	06/02/2009	536,079	(194,631)	341,448	14
Hocol Petroleum Limited	27/05/2009	742,345	(204,747)	537,598	16
Equión Energía Limited	24/01/2011	629,375	(253,682)	375,693	10
Total		3,169,974	(995,790)	2,174,184

(2)	Corresponds to: i) $49,955 (2013 - $52,421) for contributions and shares in the National Hydrocarbons Fund (from the Spanish Fondo Nacional de Hidrocarburos) created to support future hydrocarbon investment, exploration and production contracts in smaller fields for projects administered by the Colombia Hydrocarbons Private Capital Fund (from the Spanish Fondo de Capital Privado de Hidrocarburos de Colombia); and ii) $9,258 (2013 - $9,327) from Colpet, Cóndor and Sagoc Fund to deal with potential contingencies in the liquidation of these former subsidiaries.

(3)	Corresponds to deposits to the Oil Savings and Stabilization Fund (from the Spanish Fondo de Ahorro y Estabilización Petrolera - FAEP) in Ecopetrol’s favor to address the remainder of the National Royalties Fund. Its sole purpose is the payment debts and finance development programs and projects in hydrocarbon producing and non-producing municipalities and departments. Ecopetrol disburses amounts after the Ministry of Finance issues the corresponding approvals.

(4)	Mainly includes: i) Restricted funds in the amount of $8,300, represented by judicial deposits for labor, civil and tax litigations, y ii) third party property improvements on assets received through concessions for the Colorados and Tumaco wells in the amount of $10,875 (2013 - $47,691).

38

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(14)	Financial Obligations

The balance of financial obligations is comprised as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
Current
Interest payable	239,082	219,732
BOMT contracts - Infrastructure (1)	5,547	11,331
International Bank Loans (2)	71,075	111,347
Total Current	315,704	342,410

Long term
Foreign loans – Bonds (3)	11,287,140	7,707,320
National bank loans (5)	1,839,000	1,839,000
International bank loans (2)	651,410	444,254
Public credit operations - Issued bonds and securities (4)	1,900,000	1,900,000
BOMT contracts - Infrastructure (1)	85,246	87,314
Total long term	15,762,796	11,977,888

(1)	They correspond to the contract signed on September 19, 2008 between Ecopetrol and Unión Temporal Gas Gibraltar (Montecz S.A., Conequipos ING Ltda., Gasmocan S.A. and Twister BV), whose purpose is focused on financing, design, equipment purchase, supplies, construction, tests, operation and maintenance for a 15-year period of the surface facilities for the treatment of gas from the Gibraltar field owned by Ecopetrol.

(2)	The US Congress approved the granting of guarantees by the U.S. Exim bank to Ecopetrol S.A, through its Long Term Guarantee Programs (LTG) and Medium Term (MTG). To have access to these programs, the Company selected 4 International banks as lenders in the LTG and 2 for the MTG.

39

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Terms and conditions of the guarantee programs are as follows:

Financing Contract:	Long term (LTG)	Medium Term (CGF)

Amount USD million:	Up to 426.6	Up to 420.6
Term:	Up to 10 years	Between 2 and 7 years
Rate of Interest:	Libor of 6 months + 0.90%	Libor of 6 months + 0.65%
Commission:	0.15% E.A. R Share 0.40% Paid in each disbursement Exposure: 7.28% Paid in each disbursement	0.15% E.A. R Share 0.35% Paid in each disbursement Exposure between 1.83% and 5.28% Paid in each disbursement
Guarantee:	Guarantee US Exim Bank on political and trading risk

Amortizations:	Equal every six months

As at December 31, 2013, the Company completed the disbursements under the LTG in the amount of US$245 million. As of June 30, 2014 US$151 million was received, under the CGF program. During 2014 only resources under CGF program will be received.

(3)	Issuance of International Bond 2009

On July 23, 2009, the Company issued unsecured and unsubordinated debt bonds (notes) with the right to register them with the SEC, maturing in 2019, for the amount of US$1,500 million. The registration took place on October 6, 2009. The notes were initially issued under Rule 144A/Regulation, and contained the following terms and conditions:

Redemption Term:	10 years
Maturity date:	July 23, 2019
Amount (US$ million)	1,500
Coupon interests:	7.625%
Make Whole Call (pbs):	50

Interest payment dates are:	July 23 and January 23

40

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Issuance of International Bond 2013

On September 18, 2013, the Company issued unsecured and unsubordinated debt bonds (notes) in the amount of US$2,500 million and registered with the SEC. The notes are divided into three tranches with the following terms and conditions:

Redemption Term:	5 years	10 years	30 years
Date of Maturity:	Sept 18, 2018	Sept 18, 2023	Sept 18, 2043
Amount (US$ million):	350	1,300	850
Coupon:	4.250%	5.875%	7.375%
Make Whole Call (pbs):	40	45	50
Payment of interests:	March 18 and September 18

Issuance of International Bond 2014

On May 28, 2014, the Company issued unsecured and unsubordinated debt bonds (notes) in the amount of US$2,000 million and registered with the SEC with the following terms and conditions:

Redemption Term:	31 years
Date of Maturity:	May 28, 2045
Amount (US$ million):	2,000
Coupon:	5.875%
Make Whole Call (pbs):	40

Payment of interests:	May 28 and November 28, starting from November 28, 2014

In accordance with the definitions contained in the issuance documents for 2009, 2013 and 2014, the Company has complied with the various standard commitments (covenants) including the due and timely payment of interest and principal; no creation of collateral pledges by Ecopetrol and its subsidiaries, except for authorized pledges; and the offer to purchase the bonds in the event of repurchasing for control change.

(4)	Issuance of Local Bond 2010

Through Resolution No. 3150 of October 20, 2010, Ecopetrol was authorized by the Ministry of Finance and Public Credit to issue, subscribe and place internal public debt bonds for an amount of up to one billion Colombian pesos, to finance Ecopetrol´s 2010 investment plan. Subsequently, through Resolution No. 2176 of November 11, 2010, the Company obtained the authorization of the Superintendence of Finance to register its internal public debt bonds at the National Register of Securities and Issuing Agencies, and to place them through public offering.

41

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

The terms of the issuance and placement of the internal public debt bonds are as follows:

Amount placed:	$1,000,000 million pesos
Issuance date:	December 1, 2010
Amortization:	At maturity
Series A:	Bonds denominated in pesos at a variable rate based on the consumer price index (CPI)

Redemption Term:	5 years	7 years	10 years	30 years
Rate:	CPI + 2.80%	CPI + 3.30%	CPI + 3.94%	CPI + 4.90%
Amount (millions)	$97,100	138,700	479,900	284,300

Issuance of local Bond 2013

With Resolution No. 2462 of July 30, 2013, issued by the Ministry of Finance and Public Credit, Ecopetrol was authorized to issue, subscribe and place Bonds and Trading Securities at the Public Securities Market of Colombia amounting up to $3 billion pesos ($3,000.000,000,000) through public offering.

Subsequently, the Superintendence of Finance approved the registration of Bonds and Trading Securities under the Program, at the National Registry of Securities and Issuers, and authorized their public offer by Resolution No. 1470 of August 2, 2013.

The following was the result of the first issuance and placement of internal public debt bonds under the program:

Amount placed:	$900,000 millions
Issuance date:	August 27, 2013
Amortization:	At maturity
Payment of interests:	Every six months
Series C:	Bonds denominated in Colombian pesos at a variable rate on the CPI

Redemption Term:	5 years	10 years	15 years	30 years
Rate:	CPI + 3.79%	CPI + 4.60%	CPI + 4.90%	CPI + 5.15%
Amount (millions)	$120,950	168,600	347,500	262,950

42

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(5)	Corresponds to the financing operation in local currency with seven Colombian Banks, with the following conditions:

Disbursement date:	May 27, 2013
Term:	12 years with a 3-year grace period
Payment of interests:	As of November 2013
Rate:	FTD + 2.5% (anticipated quarterly rate)
Amortization:	Every Six Months
Guarantee:	No guarantees were required for the new loan.

The detail of the amortization payments of long-term principal is as follows:

2016	102,167
2017	204,333
2018	204,334
2019	204,333
2020	204,333
2021	204,333
2022	204,334
2023	204,333
2024	204,333
2025	102,167
1,839,000

Currently, Ecopetrol does not anticipate any situation that may represent noncompliance of its obligations in the near future.

(15)	Accounts Payable and Related Parties

The balance of accounts payable and transactions with related parties is comprised as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
Dividends payable (1)	9,463,748	1,313,596
Suppliers	4,766,943	4,263,731
Related parties (2)	450,158	382,318
National Hydrocarbons Agency	385,636	385,636
Partners advances	768,007	822,325
Deposits received from third parties	255,299	579,868
Miscellaneous creditors	168,833	216,479
Tax withholding	238,520	350,414
Reimbursement of exploratory costs	21,630	23,158
Total	16,518,774	8,337,525

43

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(1)	Represented by dividends payable as decreed at the Shareholders' General Meeting in the amount of $9,460,044 (2013 - $1,309,852). Also, dividends payable to shareholders who are in arrears in the payment of quotas generated by the purchasing of shares in the amount of $3,704 (2013 - $3,744), and to whom economic and political rights have been suspended pursuant to Article 397 of the Code of Commerce. Such payments will be reinstated once the payments are up to date.

(2)	The most significant balances with related parties as at June 30, 2014 and December 31, 2013, in which Ecopetrol holds investments or direct interests, are included in accounts receivable, advances receivable and accounts payable as follows:

	Accounts	Advances	Accounts
	Receivable	Receivable	Payable
Current
Refinería de Cartagena S. A.	223,886	-	266
Compounding and Masterbatching (COMAI)	13,633	-	-
Oleoducto de los Llanos Orientales - ODL	1,113	-	32,985
Hocol S.A.	329,953	9,683	49,638
Equión Energía Limited	313,326	51,100	104,059
Ocensa S. A.	1,982	-	143,672
Oleoducto de Colombia S. A.	1,407	-	11,892
Oleoducto Bicentenario de Colombia	2,686	-	34,528
Cenit S.A.	1,119,730	-	63,977
Polipropileno del Caribe S.A.	5,177	-	-
Ecopetrol América Inc.	43	-	9,141
Ecopetrol Oleo é Gás do Brasil Ltda.	15	-	-
Andean Chemical Ltd	2	-	-
Total current:	2,012,953	60,783	450,158
Long Term:
Refinería de Cartagena S. A.	1,109,626	-	-
Oleoducto Bicentenario de Colombia	-	269,423	-
Total long term:	1,109,626	269,423	-
Balance as of June 30, 2014	3,122,579	330,206	450,158

44

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

	Accounts Receivable	Advances Receivable	Accounts Payable
Current:
Refinería de Cartagena S. A.	538,187	-	314
Compounding and Masterbatching (COMAI)	9,524	-	-
Oleoducto de los Llanos Orientales - ODL	2,760	-	6,928
Hocol S.A.	246,346	18,735	27,714
Equión Energía Limited	161,672	15,558	97,699
Ocensa S. A.	2,616	-	140,247
Oleoducto de Colombia S. A.	1,425	-	35,355
Oleoducto Bicentenario de Colombia	6,401	-	-
Cenit S.A.	1,035,855	-	21,337
Black Gold Re Limited (*)	25	-	-
Ecopetrol Capital AG.	217,882	-	-
Ecopetrol América Inc.	-	-	50,402
Santiago Oil Company	-	-	2,322
Ecopetrol del Perú	26	-	-
Total current:	2,222,719	34,293	382,318
Long Term:
Refinería de Cartagena S. A. (long term)	1,109,626	-	-
Oleoducto Bicentenario de Colombia	-	224,406	-
Total long term:	1,109,626	224,406	-
Total as of December 31, 2013	3,332,345	258,699	382,318

45

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

The main transactions with related parties for the six-month periods ended as at June 30, 2014 and 2013 are as follows:

	Sales & Services	Rent	Other
Revenues:
Bioenergy S.A.	168	-	-
Black Gold Re Limited	90	-	1
Cénit Logística y Transporte	685,726	-	1,155
Compounding and Masterbatching (COMAI)	95,690	-	-
Ecopetrol America Inc.	37	-	418
Ecopetrol Capital AG.	-	-	13,276
Ecopetrol del Perú	1	-	1
Ecopetrol Oleo é Gás do Brasil Ltda.	13	-	-
Equión Energía Limited	530,269	-	262
Hocol S.A.	794,844	-	1,859
Andean Chemical Ltd	2	-	-
Ocensa S.A.	8,822	1	1,892
Oleoducto Bicentenario de Colombia S.A.	5,832	-	1,856
Oleoducto de Colombia S.A.	5,306	-	476
Oleoducto de los Llanos Orientales S.A.	9,145	-	36
Refinería de Cartagena S.A.	768,126	-	31,962
Santiago Oil Company	524	-	39
Total for the six-month period ended June 30, 2014	2,904,595	1	53,233

	Sales & Services	Rent	Other
Revenues:
Refinería de Cartagena S.A.	2,600,305	-	32,305
Compounding and Masterbatching (COMAI)	64,249	-	602
Hocol S.A.	5,907	-	-
Oleoducto de los Llanos Orientales S.A.	11,729	-	1
Ocensa S.A.	12,682	227	56
Homcol Caimán	102	-	-
Black Gold Re Limited	83	-	24
Oleoducto de Colombia S.A.	4,614	-	-
Equión Energía Limited	6,910	-	5
Santiago Oil Company	218	-	184
Bioenergy S.A.	168	-	-
Oleoducto Bicentenario de Colombia S.A.	9,169	-	4
Cénit Logística y Transporte	303,665	-	-
Ecopetrol del Perú	8	-	-
Total for the six-month period ended June 30, 2013	3,019,809	227	33,181

46

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

	Purchase of Products	Transportation Cost	Other
Cost of sales:
Refinería de Cartagena S. A.	14,945	-	160
Hocol Petroleum Ltd.	-	6,757	-
Equión Energía Limited	11,587	8,256	2,955
Santiago Oil Company	2,807	-
Ocensa S. A.	-	884,427	8,633
Oleoducto de los Llanos Orientales S.A.	-	218,327	2,027
Oleoducto Bicentenario de Colombia S.A.	-	208,676	-
Oleoducto de Colombia S. A.	-	80,992	-
Cénit Logística y Transporte	-	668,458	112,422
Compounding and Masterbatching (COMAI)	-	-	431
Ecopetrol América Inc.	-	-	3,877
Total for the six-month period ended June 30, 2014	29,339	2,075,893	130,505

	Purchase of Products	Transportation Cost	Other
Cost of sales:
Refinería de Cartagena S. A.	323,534	-	113
Hocol Petroleum Ltd.	80,526	5,114	56
Equión Energía Limited	12,245	1,393	2,127
Ocensa S. A.	-	728,257	-
Oleoducto de los Llanos Orientales S.A.	-	232,138	180
Oleoducto de Colombia S. A.	-	81,397	-
Cénit Logística y Transporte	-	310,636	-
Ecopetrol América Inc.	826	-	773
Total for the six-month period ended June 30, 2013	417,131	1,358,935	3,249

There are no special price conditions or exceptions to market values with related parties.

No member of the Board of Directors, Legal Representative or Administrator of the Company is the actual beneficiary of 10% or more of Ecopetrol’s outstanding shares.

In 2013, non-material purchase and/or sale transactions of Ecopetrol shares were made by the following administrators of the Company. Such transactions were duly authorized and disclosed to the market on a timely basis. As of June 30, 2014, no such transactions were made.

Official	Operation	Authorization Minutes
Chairman of the Board of Directors	Sale of 20,311 Shares	N° 172, March 15, 2013

47

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(16)	Taxes, Contributions and Duties Payable

The detail of taxes, contributions and duties payable is comprised as follows:

	As of June 30,	As of December 31,
	2014	2013
Taxes:
Income tax	2,556,246	5,210,836
Income tax for equality - CREE	864,918	1,875,901
National tax on gasoline and gasoline surtax	136,566	224,694
Sales tax payable	(126,250)	21,189
Tax on Equity (1)	238,246	476,494
Industry and Commerce (Municipal) tax and other minor taxes	140,236	37,056
Audit fee	29,000	87,923
Total Taxes	3,838,962	7,934,093

(1)	The last two installments of the tax on equity will be paid in 2014.

The balance of deferred income tax assets, liabilities and income tax for equality CREE is as follows:

	As of June 30,	As of December 31,
	2014	2013
Deferred tax asset
Beginning balance - Income tax	1,870,389	1,507,035
Movement of the year - Income tax	10,370	(138,789)
Movement of the year – CREE	-	502,143
Ending balance	1,880,759	1,870,389
Deferred tax liability
Beginning balance - Income tax	1,474,062	1,657,613
Beginning balance CREE	530,661	-
Movement of the year - Income tax	-	(183,551)
Movement of the year – CREE	-	530,661
Ending balance	2,004,723	2,004,723

48

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Composition of income tax, capital gains tax, and income tax for equality - CREE expense

The expense on account of income tax, occasional gains tax and income tax for equality (CREE) is comprised as follows:

	As of June 30,	As of June 30,
	2014	2013
Current income tax	2,340,590	2,573,730
Current income tax – CREE	864,918	955,891
Income tax of previous periods	(10,434)	(2,727)
Income tax of previous periods – CREE	1,494	-
Deferred Income tax assets	-	351,429
Deferred Income tax assets - CREE	-	(408,024)
Deferred income tax liabilities	-	(285,566)
Deferred income tax liabilities CREE	-	493,936
Total	3,196,568	3,678,669

The income tax provision as at June 30, 2014 was calculated by applying the effective tax rate for 2013 of 34.48% to the accounting profit before tax. This rate includes 25.14% for income tax and 9.35% for tax for equality CREE.

The effects of temporary differences that imply the payment of a lower or higher income tax in the current year, are accounted for as a deferred tax asset or liability, both for the income tax and for the income tax for equality - CREE as applicable, provided there is a reasonable expectation that such differences will revert, liability in case of the deferred tax assets or sufficient taxable income will be generated to recover the deferred tax. The deferred tax is calculated at either 34% ( 25% income tax and 9% tax for equality - CREE) or 33% (25% income tax and 8% tax for equality - CREE) rate, as applicable.

The determination of the tax able basis for both income tax and income tax for equality CREE is the result of the application of the regulations in force in each case.

Income tax

Current tax provisions applicable to Ecopetrol S.A. establish the following:

(a)	As from January 1, 2013, taxable income in Colombia will be subject to a 25% income tax rate subject to special rates pursuant to explicit disposition.

(b)	The basis for determining income tax may not be below 3% of its net equity on the last day of the immediately preceding fiscal year.

(c)	As from taxable year 2007, the inflation adjustments system was eliminated for tax purposes, and the tax on capital gains was reactivated. Article 109 of Act 1607 of December 2012 established a new tax rate on occasional gains for companies and is to be applied as from 2013; such rate is equivalent to 10%

49

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(d)	At June 30, 2014, Ecopetrol S.A. has no balances for tax losses or excesses of presumptive tax over ordinary income.

(e)	Income tax returns can be reviewed by the tax authorities for up two years following their filling. To date, the 2012 and 2013 income taxes return are open for review.

Income Tax for Equality (CREE)

Current tax provisions applicable to Ecopetrol S.A. establish the following:

(a)	Act 1607 of December 2012 introduced the income tax for equality - CREE, effective as from January 1, 2013, as the contribution of companies, legal persons and assimilated income tax payers in order to benefit workers, employment generation and investment in social matters. Non-for-profit entities, individuals and companies classified as free trade zones are subject to the 15% tax rate are not subject to the income tax for equality - CREE.

(b)	The basis for determining the income tax for equality - CREE may not be lower than 3% of tax payer’s net equity on the last day of the immediately preceding taxable period.

(c)	The rate for the income tax for equality - CREE for 2013, 2014 and 2015 is 9%; as from taxable year 2016, such rate will be 8%.

(d)	According to Article 25 of Act 1607 of December 2012, effective as from July 1, 2013, legal persons and assimilated income tax payers, are exempted from paying payroll taxes (National Training Service - SENA and Colombian Institute for Family Welfare - ICBF). Corresponding to workers individually earning up to ten (10) minimum monthly salaries in force. This exemption does not apply to taxpayers not subject to the income tax for equality - CREE.

(e)	The taxable basis of the income tax for equality - CREE will be established by subtracting returns, rebates and discounts from the gross income that may have increased equity during the taxable year and subsequently subtracting from the resulting amount the values corresponding to revenues not considered taxable income as defined in the Tax Code. From the net income so obtained, the total costs and deductions applicable to this tax will be deducted, in accordance with the provisions of Articles 107 and 108 of the Tax Code. Exempt income, as expressly determined by Article 22 of Act 1607 of 2012, will then be allowed to be deducted from that amount.

Tax on Equity

For taxable year 2011, the equity tax was established for income tax payers under Act 1370 of 2009. Therefore, taxpayers owning net equity exceeding $5,000 million should pay a 4.8% rate, and those owning net equity between $3,000 million and $5,000 million should pay a 2.4% rate on such equity.

A new rate for taxpayers required to pay such tax was included by means of Emergency Decree Number 4825 of December 2010. Such rates are: 1% for net equity between $1,000 and $2,000 million, and 1.4% for equity between $2,000 and $3,000 million.

50

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

In addition, a surcharge of 25% was established by such Decree on this tax, which is only applicable to equity taxpayers under Act 1370 of 2009.

Based on the above, and in accordance with accounting management decrees, Ecopetrol recognized the value of the equity tax payable, and the corresponding charge to income, for the proportional value corresponding to 2011, 2012 and 2013. The pending balance payable was registered as a deferred asset amortizable during 2014.

Transfer Pricing

Since 2004, income taxpayers who had entered into transactions with related parties abroad, and/or with residents of countries considered to be tax havens, are under the obligation of determining, for income tax purposes, their ordinary and extraordinary income, costs and deductions, and assets and liabilities, taking into account the denominated market prices and profit margins for these transactions (Arm’s length principles). Based on the opinion of the Company’s advisor, no significant changes are expected for taxable year 2013 related to the compliance with the principle of full jurisdiction set out in Article 260-1 of the Colombian Tax Code, and there are no foreseen adjustments to the determination of income tax expenses for the said year.

To date, Ecopetrol has not completed the 2013 study; however, based on the results from the 2012 study, no adjustments to the income tax provision derived from the 2013 price analysis, affecting the results of the period, are required.

(17)	Labor and Pension Liabilities

The balance of labor and pension liabilities is comprised as follows:

	As of June 30,	As of December 31,
	2014	2013
Current
Vacations	91,274	84,210
Premiums, bonuses and allowances	111,996	75,125
Severance payments	29,743	50,626
Salaries and pensions payable	5,431	5,126
Interests on severance	2,766	5,753
Other	6,094	5,818
Total current	247,304	226,658

Long term
Actuarial liability for health and education (1)	4,364,318	4,211,288
Retirement pensions, joint ventures	66,544	66,544
Total long term	4,430,862	4,277,832
Total	4,678,166	4,504,490

51

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(1)	The actuarial computations for health and education for Ecopetrol S.A., were prepared by applying The Mortality Tables updated in 2010 and using a technical interest rate of 4.8%. In 2013 to estimate the value of future health and education payments, an increase of 5.992% was applied (inflation + Health Growth Rate). Based on the results provided by our actuary in 2013 and in order to update our reserve during 2014 the accumulated IPC (Colombia´s equivalent to the consumer price index in the United States) (1.94%) from the preceding year was used.

The following is the detail of the actuarial liability amortized from 2010, based on the policy applied related to changes in mortality rates:

	As of June 30,	As of December 31,
Concept	2014	2013
Actuarial calculation of health liabilities	4,093,187	4,053,865
Less - Actuarial calculation pending amortization	(113,708)	(227,416)
Amortized actuarial liability	3,979,479	3,826,449

The amortized actuarial liability is as follows:

	As of June 30,	As of December 31,
	2014	2013
Health
Active Personnel	538,809	518,089
Retirees	3,440,670	3,308,360
Education
Active Personnel	48,081	48,081
Retirees	336,758	336,758
Total	4,364,318	4,211,288

52

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(18)	Estimated Liabilities and Provisions

The balance of estimated liabilities and provisions is comprised as follows:

	As of June 30,	As of December 31,
	2014	2013
Current
Provision for legal proceedings (1) (see Note 30)	526,731	516,446
Provision for pension obligations (2)	-	500
Provision for abandonment, facility dismantling and environmental recovery costs (3)	58,241	90,162
Other provisions	192,633	196,156
Provisions for contingencies (4)	962,506	918,979
Total current	1,740,111	1,722,243
Long term
Provision for abandonment, facility dismantling and environmental recovery costs (5)	4,484,665	4,469,500
Provisions for community members (6)	450,615	445,364
Total long term	4,935,280	4,914,864
Total	6,675,391	6,637,107

(1)	The movement in the provision for legal proceedings as at June 30, 2014, is as follows:

	Number of Proceedings	Provision Amounts
Opening Balance December 31, 2013	287	516,446
Additions, new provisions	133	33,739
Recovery from transfer of proceedings	(84)	(21,495)
Uses	-	(1,959)
Closing Balance at June 30, 2014	336	526,731

The movement in the provision for legal proceedings as at December 31, 2013 is as follows:

	Number of Proceedings	Provision Amounts
Opening Balance	673	770,922
Additions, new provisions	229	96,267
Recovery from transfer of proceedings	(615)	(307,113)
Uses	-	(43,630)
Closing Balance December, 2013	287	516,446

53

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(2)	Corresponds to the estimated pension amounts, pending payment, for people who joined Ecopetrol after January 29, 2003 (Act 797 of 2003) and until the first quarter of 2004, who are covered by the General Pension Scheme (from the Spanish Régimen General de Pensiones).

(3)	The decrease corresponds to $ 31,921 mainly used in the following fields: La Cira – Infantas, Lisama, Casabe, Provincia, Rubiales, Doima, Yarigui y San Francisco.

The following shows the movements in the provisions for current abandonment, facility dismantling and environmental recovery costs:

	As of June 30,	As of December 31,
	2014	2013
Opening Balance	90,162	40,167
Additions, updates - (decreases)	-	(4,060)
Reclassification to short term	-	147,605
Withdrawals and use	(31,921)	(93,550)
Closing Balance	58,241	90,162

(4)	Represented by: (i) $833,998 (2013 - $804,358) to comply with payment of pension liability (Note 21 No 3). (ii) $27,693 (2013 - $28,364) for potential PDVSA claims for payment of work to clean up and decontaminate Lake Maracaibo in Venezuela, (iii) $100,659 (2013 - $86,101) for situations with environmental implications; and (iv) $156, (2013 - $156) corresponding to the success-based fees for the representative in the litigation against Ecopetrol initiated by Industrias Crizasa.

(5)	The movements of the provision for long-term abandonment, facility dismantling and economic recovery costs is as follows:

	As of June 30,	As of December 31,
	2014	2013
Opening Balance	4,469,500	3,802,841
Additions, updates - (decreases)	15,165	881,003
Reclassification to short term	-	(147,605)
Withdrawals and use	-	(66,739)
Closing Balance	4,484,665	4,469,500

54

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(6)	Includes the interim relief ordered by the Council of State in its decree of June 24, 1994 in the invalidity action brought by the Ministry of Mines and Energy against Comuneros (community members) of Santiago de las Atalayas and Pueblo Viejo de Cusiana, corresponding to the attachment and seizure of the payments to be made by Ecopetrol for royalties, based on Royalty contracts No. 15, 15A, 16 and 16A, declared null and void by the Council of State in its ruling of September 13, 1999, in which it was ordered that such interim relief should be cancelled and that the attached and seized amounts should be handed over to the State - the Ministry of Mines. Ecopetrol has capacity as receiver. Of said amount, $90,752 corresponds to the value initially recognized by Ecopetrol, as well as the valuation of the fund containing the resources and $359,863 corresponds to generated interest. In a ruling on December 12, 2012, notified by edict on January 21, 2013, the Council of State declared that the special plea for reconsideration filed by the Comuneros was dismissed.

(19)	Other Long-term Liabilities

The balance of other long-term liabilities is comprised as follows:

	As of June 30,	As of December 31,
	2014	2013
Deferred income tax liability	2,004,723	2,004,723
Advances received from Ecogas for BOMT’s	327,602	402,660
Other liabilities	41,313	105,807
Total	2,373,638	2,513,190

(20)	Shareholders’ Equity

Subscribed and Paid-in Capital

Ecopetrol’s authorized capital amounts to $15,000,000, and is comprised by 60,000,000,000 ordinary nominative shares at a $250 pesos par value each. 41,116,698,456 of such shares have been subscribed represented by 11.51% of non-controlling interest and 88.49% held of shareholders from Government entities. The value of the reserve shares amounts to $4,720,825 comprised by 18,883,301,544 shares.

Additional Paid-in Capital

Mainly corresponds to: (i) the surplus with regards to its par value derived from the sale of shares upon capitalization in 2007 in the amount of $4,700,963; (ii) $31,225 corresponding to the value generated by placing shares on the secondary market, arising from the execution of guarantees from debtors in arrears in accordance with the stipulations of Article 397 of the Code of Commerce; and (iii) to the surplus over the par value arising from the sale of shares awarded in the second round, which took place in September 2011, in the amount of $2,222,443.

55

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

The Detail of the additional paid-in capital is comprised as follows:

	As of June 30,	As of December 31,
	2014	2013
Additional paid-in capital shares	6,954,674	6,954,631
Additional paid-in capital receivable	(218)	(257)
Total	6,954,456	6,954,374

Summary of Valuations and Surplus from Valuations

	As of June 30,	As of December 31,
Property, plant and equipment (i)	2014	2013
Plant and equipment	3,694,122	3,701,009
Buildings	1,645,681	1,656,859
Land	2,277,834	2,277,476
Pipelines and lines	1,700,244	1,702,953
Transportation equipment and other assets	102,527	104,104
Computer Equipment	32,606	33,138
	9,453,014	9,475,539

	As of June 30,	As of December 31,
Variable yield Investments	2014	2013
Investments in mixed economy companies	849,070	814,360
Investment in Government entities	470,798	466,673
	1,319,868	1,281,033
Total	10,772,882	10,756,572

Equity Reserves

The legal reserve is made up of 10% of net income and can be used to offset losses or to distribute in the event of liquidating the Company.

On March 26, 2014, the results for 2013 were considered by the General Assembly of Shareholders, at which it was decided not to increase the legal reserve since it currently represents 50% of the subscribed capital.

56

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

The detail of reserves is comprised as follows:

	As of June 30,	As of December 31,
	2014	2013
Legal reserve	5,139,587	5,139,587
Occasional reserves for investment programs (See statement of Changes in Shareholders’ equity)	12,802,795	9,945,733
Regulatory Decree 2336 of 1995 (See statement of Changes in Shareholders’ equity)	20,989	215,406
Total	17,963,371	15,300,726

Incorporated Institutional Equity

Corresponds to the product of commercial activity mainly linked to the following associates contracts: Nare; Matambo; Garcero; Corocora; Estero; Caracara, for the Sardinas 6, Remache Norte 3, Abejas 3, Jaguar T5 and T6 wells, Orocué; the Guarilaque 7 well; Campo Rico for the Candalay, Jordán 5, Remache Norte 2 and 5, Abejas 2 and Vigia wells, and the incorporation of the Cocorná materials warehouse.

Effect of Applying the Government Accounting Regime-RCP (from the Spanish Régimen de Contabilidad Pública)

Corresponds to the transfer of negative balances derived from devaluations of property, plant and equipment, as established by the Public Accounting Regime as from 2008.

This heading also shows the responsibilities pending decision arising from proceedings on loss of materials, through enforcement of the process established in the above - mentioned standard.

57

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(21)	Memorandum Accounts

The detail of memorandum accounts is comprised as follows:

	As of June 30,	As of December 31,
	2014	2013
Debtor
Exploitation rights - Decree 727 of 2007 (1)	59,571,490	61,016,768
Other contingent rights and debtor accounts (2)	51,247,308	35,532,747
Costs and expenses (Deductible and non-deductible)	21,936,138	22,890,984
Pension-related autonomous equity (3)	11,580,339	11,449,876
Securities given in custody and guarantee	4,155,707	1,249,286
Implementation of Investment projects	12,421	21,953
Legal proceedings	1,362,673	779,871
Total	149,866,076	132,941,485

	As of June30,	As of December 31,
Creditor	2014	2013
Legal proceedings	29,213,034	28,804,122
Goods received in custody (4)	19,511,728	20,047,535
Contractual guarantees (5)	13,693,311	14,002,731
Pension-related autonomous equity (6)	12,414,337	12,254,234
Non-tax liabilities	15,467,593	10,660,393
Work Contracts	2,282,448	3,267,904
Other contingent liabilities	1,074	5,179
Potential liabilities - pension liabilities (6)	236,699	405,769
Non-taxed income	5,716,715	5,567,612
Mandate agreements (7)	1,087,019	1,279,886
Administration funds - Decrees 1939 of 2001, and 2652 of 2002	973,564	973,564
Future BOMT´s payments	312,037	19,028
Total	100,909,559	97,287,957

(1)	Reserves valued as of December 31, 2013 based on the volumes in the audited reserves study and applying the average price set by SEC-approved regulations.

On March 7, 2007, Decree 727 was issued, establishing that the value of hydrocarbon exploration and production rights owned at the closing date of the financial statements, must be recorded in accordance with provisions of the National Accounts Office (CGN); however, the memorandum accounts are not part of the Company´s balance sheet.

58

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(2)	The balance corresponds mainly to the following: (i) the balance of tax memorandum accounts in the amount of $42,400,803 (2013 - $30,224,255), which reflect the differences between the values of both equity and income statement accounts taken from the 2013 tax return, and the accounting balances. The differences are derived from concepts such as valuations, allowance not accepted for tax purposes, the difference in the amortization method for oil investments, which is done by using the units of production method for accounting purposes, and by using the straight-line method for tax purposes, and the effect of the adjustment for inflation, amongst other and (ii) securities in custody in the amount of $8,846,505 (2013 - $5,308,492).

(3)	Reflects the contingent right (debtor account) on resources placed in the pension-related autonomous trust, to pay transferred pension liabilities, in order to control the existence of liquid resources in the autonomous equity fund. The value transferred as of December 31, 2008, was $10,092,528), corresponds to the pension liability for monthly pension payments, shares and pension bonds; the amounts tied to health and education are within Ecopetrol’s pension liability. The transferred resources, and their yields, cannot change destination or be returned to the Company until all pension liabilities have been fulfilled.

The Detail of pension-related autonomous pension trust funds is comprised as follows:

	As of June 30, 2014	As of December 31, 2013

Consorcio Ecopensiones 2011	3,038,353	3,007,450
Porvenir S.A	2,555,764	2,525,046
Consorcio Pensiones Ecopetrol 2011	1,762,850	2,058,602
Unión temporal Skandia - HSBC	2,001,085	1,813,095
Consorcio Bogotá-Colpatria-Occidente	2,222,287	2,045,683
Total	11,580,339	11,449,876

(4)	Includes, the value of royalties corresponding to the balance of Ecopetrol reserves, in the amount of $19,273,036 (2013 - $19,740,624), calculated according to SEC-approved regulations. This heading also includes the inventories of products sold and materials pending delivery to clients in the amount of $47,022 (2013 - $43,453) and investments of Black Gold administered by Ecopetrol for $191,669 (2013 - $194,658). Goods in custody for concessions Coveñas (2013 - $41,660) Pozos Colorados (2013 - $21,058), Tumaco (2013 - $6,082).

(5)	Includes contracts pending for execution, in pesos, dollars and Euros, updated at the Representative Market Exchange Rate in the amount of $12,917,756; and standby letters of credit guaranteeing contracts signed by Ecopetrol S.A. in the amount of $775,555 (2013 - $1,084,975).

59

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

The financial closing for awarding two contingent guarantees to Refinería de Cartagena S.A.- Reficar, by Ecopetrol was carried out on December 30, 2011. Such guarantees are part of the financial support granted by a group of Export Credit Agencies and by commercial banks for the project of expansion and modernization of Reficar. The financing structure is of the Finance Project type with a maximum repayment term of 14 years, counted as of the six months following the date of the project completion. For the project financing purposes, Ecopetrol granted to Reficar: i) contingent guarantee for the resources necessary to complete the project (US$1,447 million equivalent to $ 2,843,818 (2013 - 2,788,123)); and ii) a contingent guarantee for the payment of eventual amounts that could be needed by Reficar for the debt service between December 2013 and December 2014 (US$249 million equivalent to $489,365 (2013 - $479,781)).

(6)	Made up of the value of the actuarial calculation of monthly pension payments, shares and bonds as of December 31, 2013 plus the percentage of amortization of the 2010 reserve that arose from the update of mortality tables and from the change in the accounting principle for amortization.

As of June 30, 2014 the update was made based on the estimation provided by the actuary at the cutoff date.

The balance of the amortized actuarial liability is as follows:

	As of June 30,	As of December 31,
Concept	2014	2013
Actuarial calculation of the liability for monthly pension payments and pension bonds	12,651,036	12,660,003
Less - Actuarial calculation pending amortization	(236,699)	(405,769)
Amortized actuarial liability	12,414,337	12,254,234

The balance of pension-related autonomous trust funds, the value of the actuarial reserve, and the amortized value of the pension liability for monthly payments are included in memorandum accounts.

As of December 31, 2013, 13,106 people were covered in the actuarial calculation, and 13,885 were covered in pension bonds.

(7)	Includes the value of assets received in custody from Refinería de Cartagena S.A. in fulfillment of obligations acquired under the contract of mandate signed between Ecopetrol and that Company to operate the refinery, as follows: product inventories in the amount of $186,475 (2013 - $358,351); and property, plant and equipment in the amount of $900,544 (2013 - $921,355).
60

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(22)	Revenues

The following is the detail of revenues for the six-month period ended:

	June	June
	2014	2013
Domestic sales
Mid-distillates	4,955,632	4,620,116
Gasoline	2,661,860	2,538,772
Services	854,916	785,067
Natural gas	653,014	525,827
Other products	530,464	621,439
L.P.G. and propane	231,833	175,621
Asphalts	233,859	173,485
Crude	1,566,237	592,040
	11,687,815	10,032,367
Recognition of price differential (1)	644,271	237,858
	12,332,086	10,270,225
Foreign sales
Crude	16,148,015	17,705,749
Fuel oil	1,887,065	1,711,402
Natural Gas	236,876	297,631
Propylene	95,690	64,520
Other products	17,893	13,228
Gasoline and turbo fuel	671	8,530
Diesel	-	23,231
	18,386,210	19,824,291
Total Revenues	30,718,296	30,094,516

(1)	Corresponds to the application of Decree 4839 of December 2008 and Resolutions 180522 of March 24, 2010 and 90183 of March 14, 2013, which defined the procedure for price differentials (value generated by the difference between parity price and regulated price which can be positive or negative).

61

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(23)	Cost of Sales

The following is the detail of cost of sales for the six-month period ended:

	June	June
	2014	2013
Variable costs:
Hydrocarbon purchases - ANH (1)	3,626,840	3,875,875
Imported products (2)	4,746,219	3,764,757
Purchase of crude in association and concession Contracts	1,731,226	1,784,082
Gas royalties in cash (5)	189,457	-
Amortization and depletion	1,808,598	1,732,738
Hydrocarbon transportation services (3)	2,781,995	1,967,793
Services contracted in association (4)	306,079	321,132
Purchases of other products and gas	504,304	494,564
Processing materials	122,113	124,568
Electric power	95,122	111,035
Volume adjustments and other allocations	4,651	102,923
Initial inventory less final inventory	18,225	115,348
Variable Costs	15,934,829	14,394,815
Fixed costs:
Services contracted in association	775,598	724,122
Depreciation	641,815	643,184
Maintenance	776,547	663,100
Labor costs	659,535	579,273
Contracted services	641,946	564,501
Taxes and contributions	185,812	217,577
Materials and operating supplies	118,514	151,022
Non-capitalized project costs	46,914	141,543
Amortization of deferred charges, intangible assets and insurance policies	49,657	38,925
General costs	22,560	22,292
Amortization of the actuarial calculation for health and Education	16,865	18,964
Fixed Costs	3,935,763	3,764,503
Total	19,870,592	18,159,318

(1)	Corresponds to Ecopetrol’s crude oil and gas purchases from the ANH derived from domestic production, both by the Company in direct operations and by third parties.

(2)	Corresponds mainly to purchases of very low sulfur diesel oil and diluent agents to facilitate the transportation of heavy crude oil.

62

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(3)	Includes the effect of applying the new benefit center business model with rates from the Ministry of Mines and Energy for the transportation in pipelines in ODC and Ocensa as of February of 2013 and starting Cenit’s operations as of April 1, 2013 and Bicentenario; operations as of November 1st.

(4)	Corresponds to energy costs, fluid transportation in tanker – trucks and process materials for Rubiales, Quifa, Caracara, Cravo Norte, Chipirón, Cosecha and Rondón contracts, which were identified and reclassified from fixed costs to variable.

(5)	Corresponds to accrued costs in favor of the ANH from money collected in cash from the exploitation of natural gas, pursuant to Resolution 877 effective from January 01, 2014.

(24)	Operating Expenses

The following is the detail of operating expenses for the six-month period ended:

	June	June
	2014	2013
Administration:
Amortizations (1)	124,824	148,392
Labor expenses	131,569	117,130
General expenses	56,043	50,335
Depreciation	8,054	7,645
Amortization of the actuarial calculation for health and education	1,173	1,225
Rentals and leases	288	285
Taxes	21	99
Maintenance	5	-
	321,977	325,111
Operation and projects:
Taxes	655,009	659,340
Exploration expenses	407,895	141,095
General expenses	224,704	113,944
Labor expenses	138,322	124,114
Customs operation	117,296	60,170
Transportation via gas pipeline and freight	113,535	12,626
Contributions and donations	87,034	26,294
Operation provisions, net (2)	42,611	148,290
Audit installment	29,000	26,566
Previous periods	21,360	(18,795)
Fuel loss	15,401	20,589
Agreements for support of public security	8,309	156,723
Maintenance	30	6,753
Projects expenses	(48,406)	79,997
	1,812,100	1,557,706
Total Operating Expenses	2,134,077	1,882,817

63

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(1)	Includes the amortization of goodwill of the following companies: Polipropileno del Caribe S. A., Oleoducto Central S.A., Hocol S.A., Andean Chemicals Ltd., Offshore International Group and Equión Energía Limited in the amount of $116,812 (June 30, 2013 in amount of $137,163).

(2)	The detail of the operating provisions, for six-month period is the following:

	June	June
	2014	2013
Transfer of pensions (See Note 21 No 3)	80,664	157,686
Debtors	24	26,656
Litigations	55,599	24,981
Inventories - products and materials	1,315	3,382
Property, plant and equipment	12,318	1,182
Investments	3	13
	149,923	213,900

The detail of operating provisions recovery for the six-month period is the following:

	June	June
	2014	2013
Property, plant and equipment	19,889	37,554
Abandonment Costs	-	3,872
Debtors	77	1,974
Litigations	20,947	1,381
Other	15,377	20,829
Transfer of pensions (See Note 21 No. 3)	51,022	-
	107,312	65,610
Net	42,611	148,290

64

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(25)	Financial Income (Expenses), Net

The following is the detail of financial income (expenses) net, for the six-month period ended:

	June	June
	2014	2013
Income:
Foreign exchange gain	2,058,503	1,354,358
Yields and interest	114,044	117,314
Dividends in cash	53,202	66,576
Profit from appraisal of investment portfolio	10,754	48,540
Hedging operations	1,104	916
	2,237,607	1,587,704
Expense:
Foreign exchange loss	1,863,001	1,305,481
Interest	315,104	190,583
Other minor expenses	23,716	22,735
Hedging operations	633	1,667
	2,202,454	1,520,466
Net	35,153	67,238

(26)	Pension Expenses

The following is the detail of pension expenses for the six-month period ended:

	June	June
	2014	2013
Amortization of actuarial calculation and pensions (See Note 17)	132,310	174,866
Health care services	112,769	109,012
Education services	30,341	31,030
	275,420	314,908

65

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(27)	Other Income (expenses) net

The following is the detail of other income (expenses) net, for the six-month period ended:

	June	June
	2014	2013
Other Income
Profit on sale of materials and property, plant and equipment	2,975	184,143
Deferred BOMT income	68,205	64,165
Recovery of expenses	19,933	34,536
Other minor revenues	5,922	3,758
Compensation received	2,325	2,910
Income from services	1,936	1,744
Recovery of payroll expenses	728	987
	102,024	292,243
Other Expenses
Gas pipeline availability under BOMT contracts	50,717	52,155
Inter-administrative agreements and social investment	10,747	22,564
Loss in fixed assets and natural resources write-off	1	20,143
Other minor expenses	1,315	7,122
	62,780	101,984
	39,244	190,259

(28)	Results from Subsidiaries, Net

The application of the equity method in the subsidiary companies or with significant influence showed the following results for the six-month period ended:

	June	June
	2014	2013
Cenit - Transporte y Logistica de hidrocarburos	800,900	386,353
Hocol Petroleum Company	223,487	134,294
Ecopetrol Pipelines International Limited	141,003	182,642
Equión Energía Limited	136,720	124,296
Offshore International Group (1)	41,911	6,138
Ecopetrol Capital AG	26,344	15,659
Invercolsa	21,394	23,805
Black Gold Re Limited	11,744	6,651
Ecodiesel Colombia S.A.	5,570	5,495
Polipropileno del Caribe S.A.	1,339	(2,547)
Ecopetrol Global Capital	-	-
Refinería de Cartagena S.A.	(95,168)	(87,601)
Andean Chemicals Ltd.	(134,912)	(90,299)
Ecopetrol Global Energy S.L.U	(422,694)	(271,698)
Net Result	757,638	433,188

66

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(29)	Contingencies

The following is a summary of the most significant legal proceedings with claims above $10,000 million pesos, for which allowances have been recognized, in accordance with the evaluations of the Company’s internal and external advisors, as of June 30, 2014 and December 31, 2013:

Proceeding	Suit	Allowance Amount as of June, 2014	Allowance Amount as of December, 2013
Municipality of Arauca	Class action suit. Contributions to the solidarity and electric-power-generation revenues redistribution fund, pursuant to Act 142 of 1994.	283,010	283,010

Garcero Association contract	Class action suit from Luis Enrique Olivera Petro against Ecopetrol, the Nation, the Ministry of Mines and others, on the extension of the Garcero association contract.	155,184	155,184

Offshore Exploration and Production, LLC	International Arbitration Court - In the framework of the purchase of Offshore International Group, the Seller (Offshore Exploration and Production LLC) filed a lawsuit to the Buyers (Ecopetrol and KNOC) in an international arbitration court before the International Center of Dispute Resolution, seeking to establish the liability limits acquired and established in the Purchase Agreement, in order to reject the claims and compensation requirements that Ecopetrol and KNOC have submitted to the Seller. Ecopetrol and KNOC filed a counterclaim lawsuit.	22,574	23,122

Claims Salary Impact - Saving Stimulus Suit	Apply the salary impact to the amounts paid under the saving stimulus scheme and consequently reassess fringe benefit payments (legal and extralegal) and monthly pension payments, from the date at which Ecopetrol began recognizing it.	4,719	18,689

As of June 30, 2014, the balance of the allowance for legal proceedings amounts to $526,731 (December 31, 2013 - $516,446)

67

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(30)	Commitments

Gas Supply Contracts

In addition to existing contracts, the Company has entered into new gas sale or supply contracts with third parties, such as, Gases de Occidente S.A. E.S.P, Gas Natural S.A. E.S.P. and Gecelca S.A.

Ship or Pay Contracts

Ecopetrol and ODL Finance S.A. have signed the following Ship or Pay contracts: i) the first contract is an agreement that supports the five-year debt obligation (Financial Tariff) with Grupo Aval. All payments are collected in a trust, from which the debt amortization payments are made. This contract was replaced by a new one, subscribed in May 2010, for a seven-year term, to reflect the new terms agreed with Grupo Aval, and ii) the second contract backs a securitization process (securities-related autonomous trust) for a seven-year term. The securities are administered from their issuance date by an autonomous trust fund structured for that purpose, to which the rights for invoicing, collecting and paying the securities holders have been assigned.

Under the first ship or pay contract, ODL Finance S.A. is committed to transporting 75,000 barrels of crude per day during the two-year grace period for the facility, and 90,000 barrels of crude oil per day during the subsequent five years. Under the second contract, ODL Finance S.A. is committed to transporting 19,500 barrels of crude during the first phase of the construction project (which began operations in September 2009) and 39,000 barrels of crude oil per day from the beginning of the second phase, which took place in the first quarter of 2010.

Bicentenario Ship or Pay Contract for Crude Oil Transportation

In order to finance the construction Stages 0 and 1 of the Bicentenario oil pipeline, crude oil transportation contracts were signed, creating the obligation on the part of the respective shareholder or affiliate to ship crude oil under its ownership: (i) from the Araguaney station to Coveñas, (ii) under the ‘ship or pay’ modality, and (iii) up to the capacity of the shareholder, determined by its share in Bicentenario, which will depend on the contracted capacity of all Bicentenario’s shareholders and/or affiliates, and which shall not be less than 110,000 bpcd.

In exchange for the shipping service, the shareholder or its affiliate must pay a fixed monthly fee, even if no barrels at all are shipped, from one of the following dates, whichever comes first: (i) The date at which the oil pipeline begins operation or (ii) 12 months from the date of the first disbursement of the syndicated loan, namely July 5, 2013. The right to receive the fee under the ship or pay modality was assigned to an autonomous trust created for the purpose of administrating and making payments.

The contracts will initially be in effect from the date of the first payment of the fee, or the date of the beginning of service, whichever takes place first, and will end on either (a) 12 years after the beginning of the period, or (b) the day on which all of the obligations under the contract have been discharged, whichever comes last. Once the above period has been completed, the contract will be in effect for an additional period of 20 years.

68

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(31)	Subsequent Events

Ecopetrol and its subsidiary, Hocol S.A, submitted bids for 5 blocks in Ronda Colombia 2014 performed by the Agencia Nacional de Hidrocarburos (ANH) (National Hydrocarbons Agency) in July, 2014.

The following is the summary of the bids:

Block	Basin	Company	Participation production ANH (%)	Additional Investment (USD million)	Type of Block
Sin Off 7	Caribe Offshore	Shell-Ecopetrol	1	25	1 E&P Offshore
YDSN1	Sinú San Jacinto	Hocol	20	2,2	1 E&P Conventional
SN8	Sinú San Jacinto	Hocol	17	1,1	1 E&P Conventional
SN15	Sinú San Jacinto	Hocol	13	1,1	1 E&P Conventional
SN18	Sinú San Jacinto	Hocol	19	1,1	1 E&P Conventional

The ANH plans to make the award and the contract subscriptions as of August 12, 2014.

(32)	Presentation

Some figures of the financial statements as of December 31, 2013 and June 30, 2013 were reclassified in order to make the presentation of such financial statements comparable to that of the financial statements as of June 30, 2014, as described in the notes.

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